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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.          )

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Filed by a Party other than the Registrant ☒
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☐	Definitive Proxy Statement
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☐	Soliciting Material Pursuant to §240.14a-12

TRICO MARINE SERVICES, INC.
(Name of Registrant as Specified In Its Charter)
KISTEFOS AS CHRISTEN SVEAAS ÅGE KORSVOLD
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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 LETTER TO STOCKHOLDERS

PRELIMINARY PROXY STATEMENT, SUBJECT TO COMPLETION

May 18, 2009

To Our Fellow Trico Marine Services, Inc. Stockholders:

        We are the beneficial owner of 3,535,959 shares of Trico Marine Services, Inc. common stock, representing approximately 21% of the outstanding common stock. We are and have been Trico's largest stockholder since it emerged from Chapter 11 reorganization in 2005.

        We are a private investment firm focused on making investments in medium-sized companies. We typically invest in turnaround opportunities and businesses that experience industry consolidation. We have holdings in dry cargo-shipping, offshore services and financial services, as well as technology-founded investments and real estate development. Our firm was founded in 1979, and is based in Oslo, Norway.

        We are seeking your support at the 2009 Annual Meeting for the proposals described in our proxy statement, in order to facilitate the election of Messrs. Åge Korsvold and Christen Sveaas, respectively the Chief Executive Officer and Chairman of Kistefos, to the Board of Directors of Trico, and to improve what we believe are critical corporate governance policies intended to enhance stockholder value and increase management accountability. Although our nominees, if elected, would only constitute a minority of the directors and as such would need support from other directors to effect change at Trico, we believe that their election would bring about the momentum required for a new direction.

        As Trico's largest stockholder, we share the interests of all Trico stockholders in restoring stockholder value, and believe that it is time for meaningful stockholder representation on the Board and the adoption of enhanced corporate governance policies designed to benefit Trico's stockholders, not Trico management. We ask you to carefully consider the information contained in our proxy statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. Our proxy statement and the enclosed BLUE proxy card are first being furnished to Trico's stockholders on or about May 18, 2009.

        Your vote is extremely important. We urge you NOT to sign the white proxy card that may be sent to you by Trico. Whether or not you plan to attend the 2009 Annual Meeting, we request that you submit a BLUE proxy card voting "FOR" all of the Kistefos Proposals. We intend to vote "FOR" Trico's Proposals, other than the election of Joseph S. Compofelice, as described in our proxy statement.

        For the reasons stated in our proxy statement, we believe that our nominees have the experience, turnaround expertise and vested interest in Trico's success to provide management with the fresh perspective necessary to restore stockholder value. Trico needs your help now.

        We appreciate your support. Please don't delay. Your vote is important.

Respectfully,
KISTEFOS AS

Åge Korsvold Chief Executive Officer

ANNUAL MEETING OF STOCKHOLDERS OF
TRICO MARINE SERVICES, INC.

PROXY STATEMENT OF
KISTEFOS AS

         To Our Fellow Trico Marine Services, Inc. Stockholders:

        This proxy statement and the enclosed BLUE proxy card or voting instruction form are being furnished to stockholders of Trico Marine Services, Inc. ("Trico" or the "Company") in connection with the solicitation of proxies by Kistefos AS ("Kistefos," "we," "us" or "our") to be used by Carl T. Hagberg and Raymond J. Riley, or either of them (each, an "Independent Proxy" and collectively the "Independent Proxies") at the annual meeting of stockholders of Trico, including any adjournments, reschedulings, continuations or postponements thereof or any other meeting that may be held in lieu thereof (the "2009 Annual Meeting"). The 2009 Annual Meeting is scheduled to be held at 1001 Fanin Street, Conference Center 26D, Houston, Texas 77002 at 8:00 a.m. (local time) on Wednesday, June 10, 2009. This proxy statement and the BLUE proxy card or voting instruction form are first being furnished to stockholders on or about May 18, 2009. As of May 15, 2009, Kistefos beneficially owned, in the aggregate, 3,535,959 shares of the Company's common stock (the "Common Stock"), $0.01 par value per share (collectively, the "Shares"), representing approximately 21.3% of the outstanding Common Stock.

        The record date for determining stockholders entitled to notice of and to vote at the 2009 Annual Meeting is April 17, 2009 (the "Record Date"). Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2009 Annual Meeting. According to the Company's proxy statement, as of the Record Date, there were 16,322,038 Shares outstanding and entitled to vote. Each Share has one vote, unless such Share is deemed by the Company to be an "Excess Share" as described herein.

        THIS SOLICITATION IS BEING MADE BY KISTEFOS AND NOT ON BEHALF OF TRICO'S BOARD OF DIRECTORS.

        We are conducting this solicitation to expand the size of the Board of Directors (the "Board") to nine, to elect Messrs. Åge Korsvold and Christen Sveaas, respectively the Chief Executive Officer and Chairman of Kistefos (the "Kistefos Nominees"), to the Board in strict compliance with the U.S. maritime laws applicable to the Company (also referred to herein as the "Jones Act") and to enact certain changes to the Company's corporate governance policies in an effort to improve the Company's business, operations, financial condition and strategic direction. We are a significant stockholder and we have substantial relevant capability and experience in both the industry and in other corporate turnarounds. We believe there is significant inherent value in the Company and we wish to join and work with the Board to restore it. We are therefore soliciting your proxy for the 2009 Annual Meeting regarding the following proposals made by us (Proposals 3, 4, 5, 6, 7, 8, 10, 11 and 12 are collectively referred to in this proxy statement as the "Kistefos Proposals"):

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  To adopt a resolution increasing the size of the Board to nine (Proposal 3);

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  To amend the Company's Bylaws to increase the quorum necessary for the transaction of business by the Board to seven, provided that at least six directors are U.S. citizens (Proposal 4);

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  To adopt a resolution removing Per Staehr, a current director of Trico, from the Board without cause (Proposal 5);

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  To amend the Bylaws to provide that two or more stockholders holding at least 15% of the outstanding Shares of the Company may call a special meeting of stockholders (Proposal 6);

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  To adopt a resolution repealing any provision of the Bylaws adopted since December 15, 2008, other than any amendments approved by the stockholders on or before the 2009 Annual Meeting (Proposal 7);

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  To adopt a resolution requesting that the Board take the necessary steps to declassify the Board and provide that all directors have a one-year term of office (Proposal 8);

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  If Proposals 3, 4 and 5 are adopted, to elect Åge Korsvold and Christen Sveaas to fill the vacancies created by the adoption of Proposal 3 (Proposals 10 and 11); and

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  To amend the Bylaws to provide that a person shall be ineligible to serve as a director if such person fails to receive the number of votes required to be elected (Proposal 12).

        We are also seeking authority for the Independent Proxies to vote your proxy for the 2009 Annual Meeting regarding the following proposals made by the Company (Proposals 1, 2 and 9 are collectively referred to in this proxy statement as the "Company Proposals") at the 2009 Annual Meeting:

  •
  To elect the candidate nominated by Trico for re-election to the Board as a Class II director, other than Joseph S. Compofelice as to whom Kistefos is seeking authority for the Independent Proxies to withhold voting your Shares (Proposal 1);

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  To ratify the selection of PricewaterhouseCoopers LLP as Trico's independent registered public accounting firm for the fiscal year ending December 31, 2009 (Proposal 2); and

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  If Proposal 5 is adopted, to elect the candidate nominated by Trico to fill the vacancy created on the Board caused by the removal of Per Staehr (Proposal 9).

        We are seeking authority for the Independent Proxies to vote for Proposals 1, 9, 10 and 11 which relate to the election of the Kistefos Nominees and the Company Nominees, if Proposals 3, 4 and 5 are adopted by the stockholders. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to the election of the Kistefos Nominees or the Company Nominees, and your Shares will not be voted for the election of such Nominees, which will have the same effect as a vote "against" their election.

        As of the date of this proxy statement, we know of no matters that will be presented for consideration at the 2009 Annual Meeting other than those matters discussed in this proxy statement. In the event that any other business properly comes before the 2009 Annual Meeting and calls for a stockholder vote, or, in the event that a substitute nominee named by the Company or by Kistefos is deemed a bona fide nominee (by the Company or by order of a court of competent jurisdiction or otherwise), if you return a properly signed BLUE proxy card, the Independent Proxies will have authority to vote in their discretion to transact such business. In addition, in the event that Kistefos nominates any substitute nominee(s), we will file an amended proxy statement that, as applicable, (i) identifies the substitute nominee(s), (ii) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.

        Additional information about the candidates nominated by Trico to serve as directors in Proposals 1 and 9 (the "Company Nominees") and the Company Proposals may be found in the proxy statement filed by the Company with the Securities and Exchange Commission (the "SEC") on May 13, 2009. There can be no assurance that any Company Nominee will, if elected, serve with any of the Kistefos Nominees.

        We intend to vote our Shares FOR the Kistefos Proposals and FOR the Company Proposals, other than the election of Joseph S. Compofelice. Because of our disapproval of his management record and his opposition to the Kistefos Proposals, we do not intend to support the election of Mr. Compofelice and if you vote for Proposal 1 on the BLUE proxy card, the Independent Proxies will withhold voting your Shares for Mr. Compofelice. A withheld vote will have the same effect as a vote "against" Mr. Compofelice. If Mr. Compofelice fails to receive a majority of the votes present at the Annual Meeting, he will not be re-elected to the Board.

        If you wish to cast a vote for the election of Åge Korsvold or Christen Sveaas, you must NOT return the white proxy card provided by the Company. If you submit a white proxy card, your Shares will not be voted on the election of the Kistefos Nominees, which will have the same effect as a vote "against" their election. If you do not submit any proxy or voting instruction form, your Shares will not be deemed present for quorum purposes and will not be voted.

        THE 2009 ANNUAL MEETING IS OF PARAMOUNT IMPORTANCE TO THE FUTURE DIRECTION OF TRICO, AND YOUR VOTE IS VERY IMPORTANT. THE KISTEFOS NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL TRICO STOCKHOLDERS. WE BELIEVE THAT ELECTING THESE HIGHLY QUALIFIED NOMINEES TO YOUR BOARD AND APPROVING THE OTHER KISTEFOS PROPOSALS WILL HAVE A POSITIVE EFFECT ON THE FUTURE OF TRICO. ACCORDINGLY, WE URGE YOU TO VOTE YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM FOR ALL OF THE KISTEFOS PROPOSALS. KISTEFOS IS ALSO SEEKING AUTHORITY FOR THE INDEPENDENT PROXIES TO VOTE THE BLUE PROXY CARD FOR PROPOSALS 1, 2 AND 9, IF, IN THE CASE OF PROPOSALS 1 AND 9, PROPOSALS 3, 4 AND 5 ARE ADOPTED.

 YOUR VOTE IS IMPORTANT—HOW TO VOTE YOUR SHARES

        As explained in the detailed instructions on your BLUE proxy card or voting instruction form, there are two easy ways for you to vote.

  1.
  If your Shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to the Independent Proxies in the enclosed postage-paid envelope today.

  2.
  If your Shares are held in the name of a brokerage firm, bank or other nominee on the Record Date, only that nominee can vote those Shares and only upon receipt of your specific instructions. Accordingly, please follow the directions provided by your broker, bank or other nominee to submit your voting instructions at your first opportunity. Please do so for each account you maintain and contact the person responsible for your account and instruct that person to sign and return on your behalf the BLUE proxy card as soon as possible.

        We have retained Okapi Partners LLC ("Okapi Partners") for advisory and consulting services, to assist in communicating with stockholders in connection with the proxy solicitation and to assist in efforts to obtain proxies. Representatives of Okapi Partners will be pleased to assist you.

        The Independent Proxies have been retained to act as proxies for you if you return a BLUE proxy card in order to ensure that our solicitation complies with certain laws and regulations applicable to the Company. See "The Independent Proxies" herein. The Independent Proxies are independent from, are not agents or representatives of or affiliated with any of Kistefos the Kistefos Nominees or Okapi Partners.

        A properly executed BLUE proxy card or voting instruction form that is returned to the Independent Proxies will be voted by the Independent Proxies as you indicate on it. If you have signed the BLUE proxy card or voting instruction form and no marking is made, you will be deemed to have given a direction to vote all of your Shares FOR the Kistefos Proposals and FOR the Company Proposals, other than the election of Joseph S. Compofelice as to whom Kistefos is seeking authority for the Independent Proxies to withhold voting your Shares.

        If you need additional copies of this proxy statement, have any questions about executing your BLUE proxy card or if you require assistance, please contact:

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
Stockholders Call Toll-Free: (877) 869-0171
Banks and Brokers Call Collect: (212) 297-0720

        WE URGE YOU NOT TO SIGN ANY WHITE PROXY CARD OR VOTING INSTRUCTION FORM SENT TO YOU BY TRICO. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED WHITE PROXY CARD BY SIGNING AND RETURNING A LATER-DATED BLUE PROXY CARD OR VOTING INSTRUCTION FORM IN THE ENCLOSED POSTAGE-PAID ENVELOPE, BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE INDEPENDENT PROXIES AT THE ADDRESS ON THE BACK OF THIS PROXY STATEMENT OR TO THE CORPORATE SECRETARY OF THE COMPANY, OR BY PROVIDING INSTRUCTIONS BY TELEPHONE OR VIA EMAIL (INSTRUCTIONS APPEAR ON YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM).

        HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE PROXY CARD OR VOTING INSTRUCTION FORM EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

        IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR OTHER NOMINEE ON THE RECORD DATE, ONLY THAT NOMINEE CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE RETURN YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM AT YOUR FIRST OPPORTUNITY. PLEASE DO SO FOR EACH ACCOUNT YOU MAINTAIN AND CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE BLUE PROXY CARD OR VOTING INSTRUCTION FORM AS SOON AS POSSIBLE.

        IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON WEDNESDAY, JUNE 10, 2009:

        Kistefos' proxy materials are available at http://myproxyonline.com/okapimaterials. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

 REASONS FOR OUR SOLICITATION

        We are conducting this solicitation to expand the size of the Board to nine, to elect the two Kistefos Nominees to the Board in strict compliance with the Company's interpretation of the Jones Act (as defined below) and to enact certain changes in the Company's corporate governance policies. Our goals are to bring a new perspective to the Board and to enhance management accountability.

        Trico's Shares have lost more than 95% of their value since last year's annual meeting. We are deeply concerned about this extraordinary loss and, as more fully discussed herein, about the current operations, direction, management and governance of the Company. Nevertheless, we believe that there is significant inherent value in the Company and we wish to work with the Board to help restore it. In our view, increased stockholder representation on the Board is a critical first step towards recovering this lost value. Last December, we requested that the Board take steps to add the two Kistefos Nominees as directors. To date, Trico has strongly opposed our request.

        Trico has stated in its proxy statement that Kistefos' actions are intended to take over control of the Company. This is not true. As a non-U.S. citizen investor, we are restricted by the maritime laws applicable to Trico and its U.S. operations from having any type of interest in Trico above the 25% level. We own approximately 21.3% of the stock and are seeking Board representation proportional to our investment. We are and intend to be long-term stockholders of the Company. Our interests are aligned with the interests of all stockholders. Because of our knowledge of the industry and our turnaround experience, as described more fully in this proxy statement, we believe that there is more value in the Company's stock than represented by today's market price. We are not soliciting your vote to implement a pre-determined business plan. Our objective is to obtain meaningful Board representation and be in a position to make well-informed judgments on the Company's business and thereafter, in concert with the entire Board, to explore all avenues to maximize stockholder value. As the Kistefos Nominees, if elected, will constitute only a minority of the Board, there can be no assurance that they will be able to cause the Board to effect changes at Trico or to take actions to restore stockholder value.

        We believe that our point of view will best be communicated in a dynamic Board environment, where direct stockholder interests are not represented by a single, isolated voice, but rather by two representatives of the stockholders who together will help bring about the momentum required for change. Each Kistefos Nominee has his own distinct skills and experience, and we seek the election of both of them to bring a combined industry and turnaround experience to the Board. For that reason, we have refused Trico's conditional offer to support the election of one Kistefos Nominee to the Board.

        We have structured the Kistefos Proposals to achieve compliance with the Bylaws' advance notice provisions and with the Jones Act, as more fully described below. Our efforts have included discussions with the Maritime Administration of the U.S. Department of Transportation ("MarAd") and confirmation by MarAd that the election of the Kistefos Nominees as we are proposing complies with the Jones Act. We have also carefully considered Trico's concerns regarding compliance with U.S. and European competition laws. We take these compliance concerns seriously, but have concluded without reservation that Trico's concerns will be resolved through adherence to the confidentiality and conflict of interest policies already in effect at the Company.

        We are determined to bring about change at Trico with the principal goal of restoring stockholder value. The Kistefos Proposals seek two immediate results: (i) the election of the Kistefos Nominees, and (ii) important improvement of the Company's corporate governance standards. Here is what we propose:

        I.    Elect the Kistefos Nominees to the Board

        We have nominated Åge Korsvold and Christen Sveaas for election to the Board. We believe that, in response to these nominations, management has adopted an overly strict and unreasonable interpretation of the foreign ownership and control provisions of the Jones Act. However, in order to insure that our proposals to elect the Kistefos Nominees would be considered at the Annual Meeting, we have structured our proposals as follows:

  •
  To comply with the Company's stated requirement that no more than 25% of the Company's directors may be non-U.S. citizens (a requirement that is not expressed in the Jones Act and with which we disagree), we have proposed increasing the size of the Board to nine (Proposal 3) and removing Per Staehr from the Board without cause (Proposal 5). We have offered to withdraw Proposal 5 upon receiving an acknowledgement by the Company or a proper authority's determination that it is not required. To date, the Company has not responded. As the intent of Proposal 5 is to facilitate the election of the Kistefos Nominees, we will act to withdraw Proposal 5 if Proposal 3 is not adopted.

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  To comply with the Company's stated requirement that non-U.S. citizens may comprise no more that 25% of a quorum of the Board (a requirement that is not expressed in the Jones Act and with which we disagree), we have proposed increasing the quorum of the Board to seven, of which quorum at least six directors must be U.S. citizens (Proposal 4). Trico has suggested that if the quorum is raised to seven without also increasing the size of the Board to nine (Proposal 3), our Proposals would result in "imposing undesirable constraints on the Board's ability to act." As the intent of Proposal 4 is to facilitate the election of the Kistefos Nominees, we will act to withdraw Proposal 4 in the event that Proposal 3 is not adopted.

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  We have nominated Messrs. Korsvold and Sveaas for election to fill the two vacancies created if the stockholders vote to increase the size of the Board to nine. If elected, non-U.S. citizens would comprise no more that 25% of the Board or of a quorum of the Board.

        Our proposals are intended to result in the election of a minority slate of experienced, industry wise stockholder representatives to the Board. We believe that the question of whether to elect the Kistefos Nominees is not a question of Jones Act compliance, nor is the election of the Kistefos Nominees an attempt to take control of Trico away from the existing Board. The Kistefos Nominees will constitute a minority of a quorum of the Board, as required by the Jones Act, and any action suggested by them would need the support of at least three additional directors in order to be adopted. We firmly believe that our proposals comply with the maritime laws and are in the best interests of Trico stockholders.

        II.    Improve the Corporate Governance of the Company

        We believe that the primary avenue for stockholders to influence the way a company is managed is through the election of its directors. For the reasons stated in this proxy statement, we believe that the following three Trico governance practices critically inhibit stockholders' ability to influence the election and composition of the Board:

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  the restrictive conditions placed on stockholders' ability to request special meetings of the stockholders;

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  the ability of a director to continue in office without receiving the number of votes required for his or her election; and

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  the classified Board structure.

Accordingly, we have proposed the following amendments to the Bylaws:

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  to facilitate the request for special meetings of stockholders by, among other things, reducing the percentage of Shares that stockholders must hold in order to be allowed to request a meeting (Proposal 6); and

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  to adopt a director qualification bylaw that will require that directors who fail to get the required majority vote for re-election step down (Proposal 12).

We have also requested that the Board take the necessary steps to declassify the Board so that the directors will be elected annually (Proposal 8).

        With respect to Proposal 6, management takes the position that special meetings of stockholders should be limited, for example, to approving extraordinary transactions such as mergers and acquisitions at management's initiative. We believe that the Company fails to recognize that its current policy effectively prevents stockholders from exercising their franchise by calling a special meeting. Under the current Bylaw, it is extremely difficult for stockholders to meet the conditions required for calling such a meeting without triggering events of default under the Company's existing financing agreements, as set forth more fully in our discussion of Proposal 6 below. We believe that our proposal strikes a reasonable balance between protecting the stockholder franchise and limiting frivolous access to special meetings.

        In its proxy statement, management takes the position that Proposal 12, which would prevent directors who are not elected by majority vote from holding over, is a "bad idea on its own merits." Management also asserts that "important policy considerations" require that directors should be able to continue to serve on the Board whether or not they are elected by a majority vote of the stockholders. For the reasons stated below, we believe that management's position allows the Board to ignore the majority voice of the stockholders who have cast votes against the election of the affected director.

        With respect to Proposal 8, the Company has asserted in its proxy statement that declassification would destabilize the Board by leaving the Board without experienced directors. We disagree. The directors of most public companies are routinely re-elected every year, and we believe that destabilization is rarely, if ever, an issue. The issues we seek to address by requiring annual elections are the important issues of accountability and performance.

        Lastly, management opposes our governance proposals on the theory that they would place Trico under Kistefos' control. Once again, we disagree. As discussed above, non-U.S. citizens, in the aggregate, are restricted by the maritime laws from having an interest in Trico in excess of 25%. The reality is that, pursuant to the maritime laws and Trico's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), we cannot effectuate any change whatsoever, whether at the Board level or the stockholder level, without significant support and agreement from the other stockholders and members of the Board.

        In sum, we believe that the ability to exercise the stockholder franchise and to elect directors is the single most important right stockholders possess, and that all directors should be accountable to the stockholders on an annual basis. Proposals 6, 8 and 12 are designed to implement these simple propositions.

        We seek your vote in favor of our proposals.

BACKGROUND TO THE SOLICITATION

        Kistefos has been a Trico stockholder since 2005 and is Trico's largest stockholder, holding approximately 21.3% of the Company's outstanding Common Stock. Dating back to March 2005, we have regularly urged management, both privately and publicly, to pursue different strategies which we believe would better preserve and enhance stockholder value. We believe that our election to the Board is more warranted today than ever.

        On December 23, 2008, we delivered a public letter to the Board urging it to take steps to improve Trico's management, corporate governance and overall business performance and requested that appropriate action be taken to elect Messrs. Korsvold and Sveaas.

        In our letter, we observed that, in our opinion, Trico has consistently underperformed its peers in many key operating metrics and that its stock price has been significantly below that of its peer group in recent periods. After reaching a high of $43.23 per Share in April 2008, the Shares have lost more than 95% of their value. The Company's indebtedness grew from under $200 million in December 2007 to over $800 million in December 2008, following the acquisitions made by the Company in 2007 and 2008. We expressed our belief that the then-current Share price of $3.80 reflected a severe lack of confidence in a company capable of generating over $150 million in annual EBITDA, and that this precipitous decline in value could not simply be attributed to a market's overreaction in the face of the economic crisis or to the recent drop in energy prices.

        We then requested that the Board take appropriate action to elect Messrs. Korsvold and Sveaas to the Board. We cited the substantial experience that each has in the offshore services industry and in successfully creating value in turnaround situations that we believe would help the current Board in dealing with the challenges faced by the Company. We expressed our confidence that their complementary financial and operating experience would enable them to make a decisive contribution to the Company's long-term business success. We asked that Trico management meet with Messrs. Korsvold and Sveaas as soon as practicable to discuss this request.

        In addition, we gave notice to Trico that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), we intend to present a proposal that the Board take such actions necessary to cause the directors to be elected annually, and we requested that the proposal be included in management's proxy materials prepared for use at the 2009 Annual Meeting.

        In early January 2009, Trico advised us that it could not support the addition of the Kistefos Nominees to the Board and, furthermore, that the election of the Kistefos Nominees to the Board raised certain legal concerns. In particular, Trico stated that their election would violate the Shipping Act, 1916, as amended ("1916 Act"), and certain provisions of the Merchant Marine Act, 1920, as amended (together with the 1916 Act and related U.S. government regulations, the "Jones Act"), and would also give rise to certain concerns under applicable competition laws. In addition, Trico requested that we revise our proposal requesting that the Board take the necessary steps to declassify the Board to provide that such declassification should be effected in a manner that does not result in shortening the terms of the directors in office, and we complied with this request.

        The Jones Act provides, among other things, restrictions regarding the citizenship of stockholders and directors of companies engaged in the U.S. coastwise trade, which restrictions are incorporated in the Certificate of Incorporation. In particular, these restrictions provide that persons who are not citizens of the United States may not exercise more than 25% control over the Company and that no more than a minority of the number of directors necessary to constitute a quorum of the Board may consist of persons who are not citizens of the United States.

        During the time from the commencement of these initial discussions in early January, 2009, through the submission of the Kistefos Proposals to the Company on March 14, 2009, management continued to object to the election of both of the Kistefos Nominees to the Board on the grounds that it would violate the Jones Act, and was in any event unwilling to support the addition of both Kistefos Nominees to the Board. We disagreed with the Company's interpretation of the Jones Act and, in an attempt to constructively address this objection, we sought guidance from MarAd. On April 3, 2009, MarAd confirmed to Kistefos that, so long as (i) the number of Kistefos Nominees constitute no more than a minority of the Board quorum, (ii) the overall level of non-U.S. citizen interest is limited to no more than 25%, and (iii) Kistefos, a non-U.S. citizen, does not itself vote and/or exercise proxies for Shares in excess of 25%, the election of the Kistefos Nominees to the Board raises no concerns under the Jones Act. We believe that our proposals are consistent with these requirements because (i) a minority of the quorum is three, (ii) Trico has disclosed, both in its Annual Report on Form 10-K filed with the SEC on March 11, 2009 (the "2008 10-K") and in its proxy statement, that its non-U.S. citizen stock ownership is less than 25% (and that it will ensure that it continues meeting this requirement), and (iii) the Independent Proxies, who are U.S. citizens, will act as independent proxies to vote Shares. See "Compliance with the Jones Act" in Annex A attached hereto.

        Management's alleged concerns under applicable competition laws arise by reason of the fact that Kistefos owns Viking Supply Ships AS ("Viking"), a company which owns and operates offshore supply vessels in the North Sea and for which Mr. Korsvold currently acts as chairman and a director. After conducting a careful review of these concerns under applicable competition laws, we concluded that there are no impediments to the election of the Kistefos Nominees under such laws, because (i) in respect of U.S. competition law, we believe that the Norwegian and British sections of the North Sea, the market in which both Trico and Viking operate, is outside the jurisdiction of otherwise applicable U.S. competition laws, and (ii) any competition issues which may arise under Norwegian or European competition laws, following the election of the Kistefos Nominees to the Board will be resolved by Mr. Korsvold's stepping off the Viking Board, which he has stated his intention to do, and by strict compliance with Trico's existing Board procedures relating to potential conflicts of interest and confidentiality. Specifically, these procedures would require Messrs. Korsvold and Sveaas to recuse themselves from consideration of issues which could give rise to a concern regarding compliance with applicable competition law and would require them to keep confidential any information belonging to Trico which could be used by a third party for competitive advantage. We believe that Trico effectively acknowledged this conclusion in February 2009 when it conditionally offered to add Mr. Sveaas only to the Board since given Mr. Korsvold's stated intention to resign from the Viking board, neither he nor Mr. Sveaas will be an officer or director of Viking.

        On March 14, 2009 we delivered notice of the Kistefos Proposals to the Company and asked that the Kistefos Proposals be placed on the agenda of the 2009 Annual Meeting.

        On March 25, 2009, Trico delivered a letter to Kistefos accepting all of the Kistefos Proposals for consideration by the stockholders, including our proposals relating to the election of the Kistefos Nominees, but rejecting Proposal 12.

        Proposal 12, if adopted, would make directors who fail to receive a majority vote for re-election ineligible to serve. Trico rejected Proposal 12 because it is purportedly inconsistent with Delaware law and its Certificate of Incorporation. Kistefos disagrees with the Company's position regarding Proposal 12. On April 8, 2009, Kistefos commenced an action in the Court of Chancery of the State of Delaware to obtain a declaration that Proposal 12 is consistent with Delaware law and the Certificate of Incorporation, that Trico has no right to bar its stockholders from considering and voting upon Proposal 12 at the 2009 Annual Meeting and seeking an injunction requiring that Proposal 12 be placed before the 2009 Annual Meeting. On April 14, 2009, the Court ordered the Company to place Proposal 12 before the 2009 Annual Meeting in the same manner as any other proposal to be considered at the 2009 Annual Meeting and directed the Chairman of the 2009 Annual Meeting not to rule Proposal 12 out of order. The Court did not render a decision on the merits of the Company's arguments against Proposal 12. Trico has stated that in the event the amendment to the Bylaws that we are proposing in Proposal 12 is adopted by the stockholders at the 2009 Annual Meeting, Trico intends to contest the validity of such amendment. Accordingly, even if Proposal 12 receives the vote of two-thirds of all of Trico's issued and outstanding Common Stock that is required to adopt this amendment, the amendment may not be implemented.

 VOTING PROCEDURES

Why am I receiving this proxy statement?

        You are receiving this proxy statement and the accompanying BLUE proxy card because you own Shares on the Record Date set for the Meeting, April 17, 2009. This proxy statement contains information related to the solicitation of proxies for use at the 2009 Annual Meeting, to be held on Wednesday, June 10, 2009 at 1001 Fanin Street, Conference Center 26D, Houston, Texas 77002 at 8:00 a.m., local time.

Who is entitled to vote at the annual meeting and how many votes do I have?

        You may vote if you held Shares at the close of business on April 17, 2009, the Record Date for the 2009 Annual Meeting.

        According to the Company's proxy statement, you have one vote for every Share that you owned on the Record Date, unless all of the following are true: (i) you are a non-U.S. citizen, (ii) you own Excess Shares (as defined in the Certificate of Incorporation), and (iii) your Shares are subject to the limitations set forth in Article SIX, Section 2 of the Certificate of Incorporation. Under Article SIX, Section 2 of the Certificate of Incorporation, Excess Shares will not be entitled to vote with respect to any matter submitted to stockholders. We believe that the Shares held by Kistefos are not Excess Shares and the Company has stated that it is not currently aware that any Shares are Excess Shares. There is no cumulative voting.

How many votes can be cast by all stockholders?

        According to the Company's proxy statement, as of the close of business on the Record Date, Trico had 16,322,038 Shares outstanding. Accordingly, a total of 16,322,038 votes, in the aggregate, can be cast by the stockholders, unless any Shares held by or for the benefit of non-U.S. citizens are Excess Shares. We believe that the Shares held by Kistefos are not Excess Shares and the Company has stated that it is not currently aware that any Shares are Excess Shares.

What will constitute a quorum at the annual meeting?

        A quorum of stockholders is necessary to have a valid meeting of Trico stockholders. The presence, in person or by proxy, of the holders of a majority of outstanding Shares entitled to vote at the 2009 Annual Meeting is necessary to constitute a quorum. Abstentions and "broker non-votes" count as present for establishing the quorum described above (see below for the definition and effect of "broker non-votes"). The Company has stated that Excess Shares subject to the limitations set forth in Article SIX, Section 2 of the Certificate of Incorporation will NOT be deemed present for purposes of determining a quorum.

        If you hold your Shares through a broker, bank or other nominee (i.e., in "street name") and you do not provide voting instructions to that nominee, that nominee will not vote your Shares on any matters presented at the 2009 Annual Meeting and your Shares will not be present for quorum purposes. If a quorum is not present, the Kistefos Proposals may not be considered. If you wish that the Kistefos Proposals be considered at the 2009 Annual Meeting, please provide voting instructions to your nominee or complete, sign and date the enclosed BLUE proxy card and return it promptly in the enclosed postage-paid envelope.

How do I vote by proxy if I am a record holder?

        To vote by proxy, you should complete, sign and date the enclosed BLUE proxy card and return it promptly in the enclosed postage-paid envelope. Okapi Partners will forward to the Independent Proxies all BLUE proxy cards or voting instruction forms received by Okapi Partners. You may also send your BLUE proxy card directly to the Independent Proxies at 6 South Lakeview Drive, Jackson, New Jersey 08527, or by fax at (732) 928-6136. If you choose to submit your proxy card through the Independent Proxies, we would appreciate it if you would assist us in our solicitation efforts by sending to Okapi Partners at 780 Third Avenue, 30th Floor, New York, New York 10017 a copy of your proxy or voting instructions or by contacting Okapi Partners toll-free at (877) 869-0171, by email to kistefosinfo@okapipartners.com or by mail to 780 Third Avenue, 30th Floor, New York, New York 10017. To be able to vote your Shares in accordance with your instructions at the 2009 Annual Meeting, the Independent Proxies must receive your proxy as soon as possible but in any event prior to the 2009 Annual Meeting. You may vote your Shares without submitting a proxy to the Independent Proxies if you vote in person or submit a proxy to the Corporate Secretary of Trico.

How do I vote if I am not the record holder of my Shares and my Shares are held in "street name"?

        If your Shares are held in the name of a broker, bank or other nominee (i.e., in "street name"), only it can give a proxy with respect to your Shares. You may have received a voting instruction form, which you can complete and return to your broker, bank or other nominee to direct its voting of your Shares. If your broker, bank or other nominee has not sent you a voting instruction form, you may contact that record holder directly to provide it with voting instructions.

        You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction forms. For example, if you hold Shares in more than one brokerage account, you may receive a separate voting instruction form for each brokerage account in which Shares are held. You should complete, sign, date and return each voting instruction form you receive.

How do I attend the 2009 Annual Meeting?

        All Trico stockholders who owned Shares at the close of business on the Record Date, April 17, 2009, may attend the 2009 Annual Meeting. In order to gain admission to the 2009 Annual Meeting, please be sure to bring with you a valid government-issued personal identification with a picture (such as a driver's license or passport). If your Shares are held in "street name," you must obtain a legal proxy from your bank, broker or other nominee. If you need assistance obtaining a legal proxy, you may call our proxy solicitor, Okapi Partners, for help at (877) 869-0171.

        If you are a proxy holder for a Trico stockholder, then you must bring (1) the validly executed proxy naming you as the proxy holder, signed by a Trico stockholder who owned Shares as of the Record Date, (2) a valid government-issued personal identification with a picture (such as a driver's license or passport) and (3) if the stockholder whose proxy you hold was not a record holder of Shares as of the Record Date, proof of the stockholder's ownership of Shares as of the Record Date, in the form of a letter or statement from a bank, broker or other nominee or the voting instruction form provided by the broker, in each case, indicating that the stockholder owned those Shares as of the Record Date.

What should I do if I receive a white proxy card from Trico?

        You may also receive a white proxy card from Trico. We urge you to discard any white proxy card or voting instruction forms sent to you by or on behalf of Trico. If you submit a proxy to the Independent Proxies by signing and returning the enclosed BLUE proxy card, do not sign or return the white proxy card or follow any voting instructions provided by or on behalf of Trico unless you intend to change your vote, because only your latest-dated proxy will be counted.

        If you have already sent a white proxy card to Trico, we urge you to revoke it simply by signing, dating and returning the enclosed BLUE proxy card. Only the latest dated card returned will be counted. It is therefore very important that you date your proxy card. It is not necessary to contact Trico for your revocation to be effective.

        If you need assistance, please contact Okapi Partners, our proxy solicitor, by telephone at (877) 869-0171 or collect at (212) 297-0720.

If I plan to attend the 2009 Annual Meeting, should I still submit a proxy or voting instruction form?

        Yes. Whether you plan to attend the 2009 Annual Meeting or not, we urge you to submit the enclosed BLUE proxy card or voting instruction form. Returning the enclosed proxy or voting instruction form will not affect your right to attend the 2009 Annual Meeting and vote.

What is the effect of "broker non-votes"?

        A "broker non-vote" occurs when a brokerage firm holding shares for a beneficial owner does not vote on a particular proposal because it does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Institutions that hold shares in "street name" for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, they are precluded from exercising their voting discretion with respect to approval of "non-routine" matters, which all of the proposals on the agenda for the 2009 Annual Meeting are, since Kistefos is soliciting proxies for use at the 2009 Annual Meeting.

        Accordingly, if you hold your Shares in "street name" (e.g., through a broker), unless instructed by you as its customer, your broker will not send in a proxy card or voting instruction form to vote your Shares on any of the proposals before the 2009 Annual Meeting. In addition, if you submit a white card or voting instruction form, you will NOT be able to give instructions on the election of the Kistefos Nominees, and this will have the same effect as voting your Shares AGAINST the Kistefos Nominees.

Will my Shares be voted if I do not provide my proxy card or voting instruction form and I do not attend and vote at the 2009 Annual Meeting?

        No. If you do not provide a proxy card or voting instruction form or otherwise vote your Shares at the 2009 Annual Meeting, your Shares will not be voted. If you hold your Shares in "street name" and you do not provide your voting instruction form or attend the 2009 Annual Meeting, your broker will not be able to vote your Shares because all of the proposals on the agenda for the 2009 Annual Meeting are "non-routine" matters for which your broker does not have the discretion to vote, as described above.

What if I want to revoke my proxy or change my voting instructions?

        If you are a holder of record and you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so by:

  •
  delivering a later-dated BLUE proxy card to either the Independent Proxies in care of Okapi Partners at 780 Third Avenue, 30th Floor, New York, New York 10017 or the Corporate Secretary of Trico at 10001 Woodloch Forest Dr., Suite 610, The Woodlands, Texas, 77380;

  •
  delivering a written notice of revocation to either the Independent Proxies in care of Okapi Partners at 780 Third Avenue, 30th Floor, New York, New York 10017 or the Corporate Secretary of Trico at Woodloch Forest Dr., Suite 610, The Woodlands, Texas, 77380; or

  •
  attending the 2009 Annual Meeting and voting in person.

If you hold your Shares in "street name," you may change your vote by:

  •
  submitting new voting instructions to your broker, bank or other nominee; or

  •
  attending the 2009 Annual Meeting and voting in person, provided you have obtained a signed "legal proxy" from your broker, bank or other nominee giving you the right to vote your Shares.

        You may also send your revocation directly to the Independent Proxies at the address indicated on page 12 of this proxy statement. If you choose to revoke a proxy by giving written notice or a later-dated proxy to Trico or directly to the Independent Proxies or by submitting new voting instructions to your broker, bank or nominee, we would appreciate if you would assist us in our solicitation efforts and the Independent Proxies in representing the interests of stockholders on an informed basis by sending to the Independent Proxies in care of Okapi Partners at 780 Third Avenue, 30th Floor, New York, New York 10017 a copy of your revocation, proxy or new voting instructions or by contacting Okapi Partners toll-free at (877) 869-0171, by email to kistefosinfo@okapipartners.com or by mail to 780 Third Avenue, 30th Floor, New York, New York 10017. Remember, your latest-dated proxy is the only one that counts.

How many votes are needed to approve each of the proposals?

  •
  Kistefos Proposals 3, 4, 5, 6, 7 and 12 require the affirmative vote of two-thirds of all of Trico's issued and outstanding Common Stock entitled to vote.

  •
  Kistefos Proposals 8, 10 and 11 and the Company Proposals require the affirmative vote of a majority of the Shares present in person or represented by proxy and entitled to vote.

        All of the proposals require that a quorum be present to be adopted.

Who am I appointing as my representatives (or proxies) to vote my Shares?

        If you return a properly executed BLUE proxy card you will be appointing the Independent Proxies, Carl T. Hagberg and Raymond J. Riley, or either of them, as your representatives (or proxies) to vote your Shares at the 2009 Annual Meeting. You may contact the Independent Proxies by telephone at (732) 928-6133, by fax at (732) 928-6136 or by writing to them at 6 South Lakeview Drive, Jackson, New Jersey 08527.

What is the role of the Independent Proxies?

        The Independent Proxies have been retained to act as proxies for you if you return a properly executed BLUE proxy card in order to comply with restrictions under the Jones Act that limit the number of proxies that a non-U.S. citizen, such as Kistefos, may exercise. Each Independent Proxy is an independent contractor engaged to act as a proxy for the stockholders and is not an agent, employee or affiliate of any of Kistefos, the Kistefos Nominees or Okapi Partners. Kistefos and the Independent Proxies have entered into an agreement dated as of May 14, 2009 which sets forth the duties of the Independent Proxies. The Independent Proxies have agreed to vote Shares in accordance with the instructions set forth on BLUE proxy cards and to perform certain duties ancillary thereto in connection with the 2009 Annual Meeting. The Independent Proxies have agreed to faithfully cast the votes of stockholders of the Company at the 2009 Annual Meeting and to carry out the will of such stockholders diligently and to the best of their abilities. The Independent Proxies will receive a fee (inclusive of all expenses) of $45,000 for their duties as Independent Proxies. See "The Independent Proxies."

Why does compliance with the Jones Act require that Independent Proxies be retained?

        MarAd has informed us that the exercise by a non-U.S. citizen of proxies where the total votes of the non-U.S. citizen exceed 25% of the total votes could violate the Jones Act. The Independent

Proxies are U.S. citizens and are independent from, and not affiliated with, any of the Participants or Okapi Partners and have no relationship with any of Kistefos, the Kistefos Nominees or Okapi Partners, other than their agreement to act as Independent Proxies in connection with the 2009 Annual Meeting. In the event MarAd, another competent regulatory authority, such as the U.S. Coast Guard, or a court of competent jurisdiction were to determine that the Independent Proxies do not qualify as a U.S. citizen under the Jones Act, and the Independent Proxies exercised proxies which, when added to Shares to be voted by other non-U.S. citizens, exceed 25% of the total votes, the Shares represented by proxies held by the Independent Proxies could be deemed to be "Excess Shares" under Trico's charter and might not be permitted to vote and/or Trico could be deemed not to be compliance with the Jones Act. In such event, Trico could be in breach of certain of its commercial contracts and financing agreements. We have advised MarAd that Kistefos has retained the Independent Proxies to exercise BLUE proxies solicited by Kistefos, and MarAd has not raised any concerns relating to the Independent Proxies voting on behalf of stockholders and its effect on Trico's continued compliance with the Jones Act. See "Compliance with the Jones Act" in Annex A attached hereto.

How are proxy card votes counted?

        At the 2009 Annual Meeting, if you return a properly signed BLUE proxy card, the Independent Proxies, Carl T. Hagberg and Raymond J. Riley, or either of them, will vote your Shares as you instruct on your proxy card. If you return a properly signed BLUE proxy card without instructing the Independent Proxies how to vote on any of the Proposals, the Independent Proxies will vote your Shares as follows:

  •
  FOR the election of the candidate nominated by Trico for re-election to the Board as a Class II director, other than Joseph S. Compofelice as to whom Kistefos is seeking authority for the Independent Proxies to withhold voting your Shares, as specified in Proposal 1;

  •
  FOR the ratification of the selection of PricewaterhouseCoopers LLP as Trico's independent registered public accounting firm for the fiscal year ending December 31, 2009, as specified in Proposal 2;

  •
  FOR a resolution to increase the size of the Board to nine, as specified in Proposal 3;

  •
  FOR the amendment of the Bylaws to increase the quorum of the Board to seven, of which at least six directors must be U.S. citizens, as specified in Proposal 4;

  •
  FOR the removal of Per Staehr from the Board without cause, as specified in Proposal 5;

  •
  FOR the amendment of the Bylaws providing that two or more stockholders holding at least 15% of the outstanding Shares of the Company may call a special meeting of stockholders, as specified in Proposal 6;

  •
  FOR the proposal to adopt a resolution repealing amendments to the Bylaws made by the Board since December 15, 2008, other than any amendments approved by the stockholders on or before the 2009 Annual Meeting, as specified in Proposal 7;

  •
  FOR the proposal recommending that the Board take the necessary steps to provide that all directors have a one-year term of office, as specified in Proposal 8;

  •
  If Proposal 5 is adopted, FOR the election of the candidate nominated by Trico to fill the vacancy created on the Board caused by the removal of Per Staehr, as specified in Proposal 9;

  •
  FOR the election of the Kistefos Nominees (Åge Korsvold and Christen Sveaas), as specified in Proposals 10 and 11; and

  •
  FOR the amendment of the Bylaws providing that a person shall be ineligible to serve as a director if such person fails to receive the number of votes required to elect directors at any meeting of stockholders at which such person is to be elected, as specified in Proposal 12.

        Because of our disapproval of his management record and his opposition to the Kistefos Proposals, we do not intend to support the election of Mr. Compofelice and, if you vote for Proposal 1 on the BLUE proxy card, the Independent Proxies will withhold voting your Shares for Mr. Compofelice. A withheld vote will have the same effect as a vote "against" Mr. Compofelice. If Mr. Compofelice fails to receive a majority of the votes present at the Annual Meeting he will not be re-elected to the Board.

        We are seeking authority for the Independent Proxies to vote for Proposals 1, 9, 10 and 11 which relate to the election of the Kistefos Nominees and the Company Nominees, if Proposals 3, 4 and 5 are adopted by the stockholders. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to the election of the Kistefos Nominees or the Company Nominees, and your Shares will not be voted on the election of such Nominees, which will have the same effect as a vote "against" their election.

        If you fail to return any proxy card or voting instruction form, your Shares will not be voted on any of the proposals at the 2009 Annual Meeting, your broker will not have discretion to vote on any of the proposals and your Shares will not be counted in constituting the quorum. This would have no effect on the vote on the proposals requiring the affirmative vote of a majority of the Shares present in person or represented by proxy and entitled to vote at the 2009 Annual Meeting because your Shares would not be present or represented by proxy at the 2009 Annual Meeting. This would, however, have the same effect as a vote "against" any proposal that requires the affirmative vote of two-thirds of the voting power of the outstanding Shares.

        Abstentions will count as votes present for the purpose of determining whether a quorum is present. Votes withheld from a nominee's election, as well as abstentions with respect to a nominee's election, will effectively count as a vote "against" such nominee's election. In addition, if you submit a white card or voting instruction form, you will NOT be able to give instructions on the election of the Kistefos Nominees, and this will have the same effect as voting your Shares AGAINST the Kistefos Nominees.

Is any proposal conditional?

        Yes. Proposals 10 and 11 are conditional upon the adoption of Proposals 3, 4 and 5, which each require the affirmative vote of at least two-thirds of the voting power of the outstanding Shares of the Common Stock of the Company. As a result, if any of Proposals 3, 4 or 5 fails to receive such vote, neither Mr. Korsvold, nor Mr. Sveaas can be elected to the Board. Proposals 4 and 5 are submitted to ensure that the election of the Kistefos Nominees complies with Trico's restrictive interpretation of the Jones Act. As the intent of Proposals 4 and 5 is solely to facilitate their election, we will act to withdraw Proposals 4 and 5 in the event that Proposal 3 is not adopted. We believe that the chairman of the 2009 Annual Meeting will have the authority to entertain such motion, but we can give no assurance that our actions to withdraw Proposals 3 or 4 would be entertained or passed. To our knowledge, there are no formal procedures required under Trico's Certificate of Incorporation or Bylaws to effect such a motion to withdraw.

        Proposal 9 is conditional upon the adoption of Proposal 5, the removal of Per Staehr from the Board without cause, which requires the affirmative vote of at least two-thirds of the voting power of the outstanding Shares of Common Stock of the Company. If Proposal 5 fails to receive such vote, the seat presently occupied by Mr. Staehr will not become vacant and Proposal 9 will not be considered.

We are also seeking authority for the Independent Proxies to vote for Proposal 9, if Proposals 3, 4 and 5 are adopted by the stockholders. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to the election of the candidate named in Proposal 9, and your Shares will not be voted for the election of such candidate, which will have the same effect as a vote "against" his election.

        In addition, we are seeking authority for the Independent Proxies to vote for Proposal 1, other than in respect of Mr. Compofelice, if Proposals 3, 4 and 5 are adopted by the stockholders. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to Proposal 1, and your Shares will not be voted for the election of the candidates named in Proposal 1, which will have the same effect as a vote "against" their election.

Will any other matters be voted on?

        As of the date of this proxy statement, we know of no matters that will be presented for consideration at the 2009 Annual Meeting other than those matters discussed in this proxy statement. In the event that any Company Nominee becomes unable to serve, Trico has reserved the right to nominate one or more substitute nominees. In the event that either of the Kistefos Nominees becomes unable to serve, Kistefos has reserved the right to nominate one or more substitute nominees, but Trico has stated that pursuant to the advance notice provisions of the Bylaws, Kistefos may not nominate a substitute nominee. In the event that any other business properly comes before the 2009 Annual Meeting and calls for a stockholder vote, or, in the event that a substitute nominee named by the Company or by Kistefos is deemed a bona fide nominee (by the Company or by order of a court of competent jurisdiction or otherwise), if you return a properly signed BLUE proxy card, the Independent Proxies, Carl T. Hagberg and Raymon J. Riley, or either of them, will have authority to vote in their discretion to transact such business. In addition, in the event that Kistefos nominates any substitute nominee(s), we will file an amended proxy statement that, as applicable (i) identifies the substitute nominee(s), (ii) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.

Can the meeting be adjourned or postponed?

        The Bylaws provide that a majority of the Shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice. However, if the adjournment is for more than 30 days from the date set for the original meeting, a new Record Date for the adjourned meeting shall be fixed and a new notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting. At any adjourned meeting, Trico stockholders may transact only any business that might have been transacted at the original meeting.

Who can provide me with more information about the process?

        If you have any questions, please contact Okapi Partners LLC, toll-free at (877) 869-0171, by email to kistefosinfo@okapipartners.com or by writing to Okapi Partners LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. You may also contact the Independent Proxies by telephone at (732) 928-6133, by fax at (732) 928-6136 or by writing to them at 6 South Lakeview Drive, Jackson, New Jersey 08527.

PROPOSAL 1: ELECTION OF COMPANY NOMINEES

        Trico is soliciting proxies to elect two candidates nominated by Trico for re-election to the Board as Class II directors. You should refer to the proxy statement and form of proxy distributed by Trico for the names, background, qualifications and other information concerning these candidates. There can be no assurance that any of these candidates will, if elected, serve with any of the Kistefos Nominees.

        We are seeking authority for the Independent Proxies to vote your Shares to elect the candidate nominated by Trico for re-election to the Board as a Class II director, other than Joseph S. Compofelice, as to whom Kistefos is seeking authority for the Independent Proxies to withhold voting your Shares. Because of our disapproval of his management record and his opposition to the Kistefos Proposals, we do not intend to support the election of Mr. Compofelice and if you vote for Proposal 1 on the BLUE proxy card, the Independent Proxies will withhold voting your Shares for Mr. Compofelice. A withheld vote will have the same effect as a vote "against" Mr. Compofelice. If Mr. Compofelice fails to receive a majority of the votes present at the Annual Meeting, he will not be re-elected to the Board.

        In the event that one or more of the candidates nominated by Trico for re-election to the Board fails to be elected or refuses to serve with the Kistefos Nominees, the Bylaws provide that director vacancies may be filled by the remaining directors then in office even if less than a quorum.

        We intend to vote FOR Proposal 1, other than in respect of Mr. Compofelice. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 1, other than in respect of Mr. Compofelice, if Proposals 3, 4 and 5 are adopted by the stockholders. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to Proposal 1, and your Shares will not be voted for the election of the candidates named in Proposal 1, which will have the same effect as a vote "against" their election.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        Trico is soliciting proxies to ratify the appointment of PricewaterhouseCoopers LLP, certified public accountants, as its independent registered public accounting firm for the fiscal year ending December 31, 2009. We intend to vote FOR Proposal 2. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 2.

PROPOSAL 3: ADOPTION OF A RESOLUTION
TO INCREASE THE SIZE OF THE BOARD TO NINE

        Proposal 3 provides that a resolution in the following form:

        "RESOLVED, that the number of directors of the Corporation shall be nine."

be adopted and the two vacancies on the Board created thereby be filled by an election of directors to be held at the 2009 Annual Meeting.

STATEMENT OF SUPPORT

        Section 1 of Article FIVE of the Certificate of Incorporation provides that the number of directors that shall constitute the Board of Directors shall initially be seven and, thereafter, the number of directors may be enlarged or reduced only with the approval of the holders of at least two-thirds of the voting power of all the outstanding shares of the capital stock of the Company.

        You are being asked to adopt a resolution to increase the number of directors from seven to nine, in order to create two new seats on the Board. If the stockholders approve such increase, and Proposals 4 and 5 (described below) are also adopted by the stockholders, Proposals 10 and 11 (to elect Åge Korsvold and Christen Sveaas to the Board) will be considered.

        Kistefos has proposed that Messrs. Korsvold and Sveaas be elected to the Board in order to increase meaningful stockholder representation on the Board and for the other reasons described in this proxy statement.

        Kistefos is proposing that the election of Messrs. Korsvold and Sveaas be accomplished by increasing the size of the Board, and electing them to fill the resulting vacancies, rather than by contesting existing seats, so as to insure Board continuity to the extent possible as well as strict compliance with the foreign ownership and control provisions of the Jones Act and the Certificate of Incorporation, each as interpreted by the Company.

        The Jones Act provides, among other things, certain ownership and control restrictions in order for Trico to qualify as a U.S. citizen under the Jones Act, including the requirement that persons who are not citizens of the United States may not exercise more than 25% control over the Company and that no more than a minority of the number of directors necessary to constitute a quorum of the Board may consist of persons who are not citizens of the United States. See "Compliance with the Jones Act" in Annex A. The Certificate of Incorporation has a similar quorum requirement. Currently, the Board consists of seven directors, with a quorum of four directors. A minority of a quorum is therefore one director. We readily concede that the election of Messrs. Korsvold and Sveaas to the Board without amending the quorum provision would result in the Company exceeding the minority of a quorum requirement in both the Jones Act and the Certificate of Incorporation.

        In our discussions with Trico and in certain of its public statements, Trico has taken the position that the Jones Act as applied to Trico not only limits the number of non-U.S. citizens who can sit on the Board to no more than a minority of a quorum (the sole explicit statutory requirement), but also should be interpreted to limit the number of (i) non-U.S. citizens who can sit on the Board to no more than 25% of the Board, and (ii) non-U.S. citizens who can make up a quorum to no more than 25% of a quorum.

        While we disagree with Trico's further interpretations of the Jones Act, we have structured our Proposals 3, 4, 5, 10 and 11 to comply with Trico's most restrictive interpretation. Accordingly, we are proposing to increase the Board to nine directors, to require that a quorum of the Board be seven directors, which quorum will have at least six U.S. citizens, and to remove Mr. Staehr, the only non-U.S. citizen director currently on Trico's Board.

        We have been advised by MarAd that, so long as the Kistefos Nominees, together with any other non-U.S. citizen directors, constitute no more than a minority of the Board quorum and the overall level of non-U.S. citizen interest in Trico is limited to no more than 25%, the election of the Kistefos Nominees to the Board would not violate the Jones Act. Trico has expressed its belief, both in its 2008 10-K and its proxy statement, that the non-U.S. citizen stock ownership in Trico is less than 25%. Trico has also stated that it will ensure that it continues meeting this requirement to maintain compliance with the Jones Act. If these Proposals are adopted and if the Kistefos Nominees are elected pursuant to Proposals 10 and 11, the number of Kistefos representatives and the number of non-U.S. citizens on the Board would comprise not only a minority of the quorum but also, in order to comply with Trico's restrictive interpretation of the Jones Act, non-U.S. citizens would not consist of more than 25% of either the entire Board or of a quorum of the Board.

        We intend to vote FOR Proposal 3. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 3.

        WE STRONGLY URGE YOU TO VOTE FOR THE RESOLUTION INCREASING THE NUMBER OF DIRECTORS TO NINE BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

 PROPOSAL 4: AMENDMENT TO THE BYLAWS
TO INCREASE THE QUORUM OF THE BOARD

        Proposal 4 provides that Section 2 of Article III of the Bylaws be deleted and replaced in its entirety with the following:

        "Section 2. Quorum. Unless otherwise provided in the Certificate of Incorporation, at least seven directors shall constitute a quorum for the transaction of business of the Board of Directors, of which quorum at least six shall not be Aliens (as such term is defined in the Certificate of Incorporation), and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. This Section 2 of Article III shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors."

STATEMENT OF SUPPORT

        Proposal 4 is submitted to ensure that the election of the Kistefos Nominees complies with Trico's restrictive interpretation of the Jones Act. As the intent of this Proposal is to facilitate their election, we will act to withdraw this Proposal in the event that Proposal 3 is not adopted. Therefore, the quorum of the Board will not be increased unless the Board is expanded to nine. Section 2 of Article III of the Bylaws currently provides that a majority of the total number of directors shall constitute a quorum of the Board.

        You are being asked to amend the Bylaws to increase the quorum of the Board to seven directors, of which quorum at least six must be U.S. citizens, in order to comply with the provision of the Jones Act limiting the number of non-U.S. citizens who can sit on the Board to no more than a minority of a quorum and Trico's further interpretation of the Jones Act limiting the number of non-U.S. citizens who can make up a quorum of the Board to no more than 25%.

        As discussed under Proposal 3 above, Trico is subject to the Jones Act which contains certain ownership and control restrictions in order for Trico to qualify as a U.S. citizen under the Jones Act. In our discussions with Trico and in certain of its public statements, Trico has taken the position that the Jones Act as applied to Trico not only limits the number of non-U.S. citizens who can sit on the Board to no more than a minority of a quorum (the sole explicit statutory requirement), but also, among other things, that the Jones Act should be interpreted to limit the number of non-U.S. citizens who can make up a quorum to no more than 25% of a quorum.

        We disagree with Trico that there is a per se requirement under the Jones Act that limits the percentage of non-U.S. citizens who can sit on the Board or constitute a quorum to 25%. We have expressed our willingness to modify our proposal insofar as it requires a quorum to consist of at least six U.S. citizens upon Trico's acknowledgement or a proper authority's determination that it is not required under the Jones Act. To date, Trico has not responded.

        Accordingly, in order to comply with Trico's restrictive interpretation of the Jones Act, we are proposing to increase the quorum of the Board to seven directors, of which quorum at least six shall be U.S. citizens, so that the number of non-U.S. citizens on the Board (two) will be no more than a minority (three) of the quorum (seven); and the number (one) of non-U.S. citizens who can be part of a quorum of the Board (seven) will not be more than 25% of the quorum.

        The Company's proxy statement asserts that increasing the quorum of the Board to seven directors would not be in the best interests of the Company because it would impede the Board's proper functioning. We respectfully disagree, and believe that a quorum of seven on a Board of nine is not an onerous or unworkable requirement. The Bylaws permit meetings by telephone, thereby making a quorum simple to form in this era of global communications. However, we will act to withdraw Proposal 4 in the event that Proposal 3 is not adopted and, as a result, the size of the Board is not increased. If Proposals 3 and 4 are adopted, the Kistefos Nominees will be unable to block Board action by absenting themselves from a meeting of a nine-member Board, because a quorum can always be formed without them. Furthermore, in the event that a director repeatedly refused to attend Board meetings (in order to prevent a quorum from forming), this director could be in violation of his fiduciary duties to the Company and the director attendance policy and face the consequences thereof.

        In addition, we believe that the "failed quorum" issue raised by Trico is a spurious argument which is theoretically present on any board of directors with any quorum requirement which must comply with the Jones Act. Lastly, as we have stated in our communications with the Company, we would not object to expanding the Board in the future in order to minimize quorum concerns.

        We intend to vote FOR Proposal 4. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 4.

        WE STRONGLY URGE YOU TO VOTE FOR THE AMENDMENT TO THE BYLAWS TO INCREASE THE QUORUM OF THE BOARD BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

 PROPOSAL 5: ADOPTION OF A RESOLUTION TO REMOVE PER STAEHR, AN EXISTING DIRECTOR OF TRICO

        Proposal 5 provides that a resolution in the following form:

        "RESOLVED, that, in accordance with Section 7 of Article III of the Bylaws, Per Staehr be and hereby is removed without cause from the Board of Directors."

be adopted and that such removal be effective immediately upon the adoption of this resolution by the stockholders.

STATEMENT OF SUPPORT

        You are being asked to adopt a resolution removing Mr. Staehr from the Board not for cause, but in order to comply with Trico's interpretation of the Jones Act limiting the number of non-U.S. citizens who can sit on the Board to no more than 25% of the Board. As Proposal 5 is submitted to ensure that the election of the Kistefos Nominees complies with Trico's restrictive interpretation of the Jones Act, we will act to withdraw this Proposal in the event that Proposal 3 is not adopted by the stockholders. Therefore, Mr. Staehr will not be removed from the Board unless the Board is expanded to nine.

        As discussed under Proposals 3 and 4 above, Trico is subject to the Jones Act which contains certain ownership and control restrictions in order for Trico to qualify as a U.S. citizen under the Jones Act.

        In our discussions with Trico and in certain of its public statements, Trico has taken the position that the Jones Act as applied to Trico not only limits the number of non-U.S. citizens who can sit on the Board to no more than a minority of a quorum (the sole explicit statutory requirement), but also, among other things, should be interpreted to limit the number of non-U.S. citizens who can sit on the Board to no more than 25% of the Board.

        We disagree with Trico that there is a per se requirement under the Jones Act that limits the percentage of non-U.S. citizens who can sit on the Board to 25%, and believe that the Kistefos Nominees could join the Board and Mr. Staehr could retain his seat without violating the Jones Act. We have expressed to Trico our willingness to withdraw this Proposal 5 to remove Mr. Staehr upon

Trico's acknowledgement or a proper authority's determination that such action is not required under the Jones Act. To date, Trico has not responded.

        We also would not object to expanding the Board further at an appropriate time and, if deemed advisable, re-electing Mr. Staehr, so that the Kistefos Nominees and Mr. Staehr could serve on the Board.

        Accordingly, in order to comply with Trico's restrictive interpretation of the Jones Act, we are proposing to remove Mr. Staehr (a non-U.S. citizen) from the Board without cause, so that the number of non-U.S. citizens on the Board (two) will be no more than 25% of the directors on the Board (nine).

        Kistefos has no other reason to propose the removal of Mr. Staehr.

        We intend to vote FOR Proposal 5. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 5.

        WE STRONGLY URGE YOU TO VOTE FOR THE REMOVAL OF PER STAEHR FROM THE BOARD BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

 PROPOSAL 6: AMENDMENT TO THE BYLAWS TO FACILITATE THE CALLING OF
SPECIAL MEETINGS BY STOCKHOLDERS

        Proposal 6 provides that Section 4 of Article II of the Bylaws shall be deleted and replaced it in its entirety with the following:

        "Section 4. Special Meetings. Unless otherwise provided in the Certificate of Incorporation, special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, by the CEO, or by a majority of the total number of directors serving on the Board of Directors, and shall be called by the Secretary within fifteen (15) days of receipt of a request from any two or more beneficial owners of the stock of the Corporation entitled to vote at such meeting, each such owner being unaffiliated with the other and collectively owning at least 15% of such stock in the aggregate, which request shall state the business proposed to be transacted at the special meeting. The special meeting shall take place at such time and at such place as may be stated in the notice of the meeting delivered pursuant to Article II, Section 6 below. Business transacted at a special meeting shall be confined to the purpose(s) stated in such notice. This Section 4 of Article II shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors."

STATEMENT OF SUPPORT

        The Bylaws currently require that, in order for stockholders to request a call for a special meeting, the request must be made by at least three unaffiliated stockholders of record entitled to vote at such meeting, who each hold at least 1% of Trico's stock and at least 30% of Trico's stock in the aggregate. For the reasons set forth herein, we believe that these are onerous conditions that substantially restrict the ability of stockholders to request a call for a special meeting. We further believe that the inability of stockholders to request special meetings to consider stockholder initiatives greatly diminishes the accountability of management.

        Kistefos supports management accountability. We believe that the ability of stockholders to request special meetings is critical to enable stockholders to timely express their views on management action. We therefore ask you to amend the Bylaws to modify these conditions and facilitate stockholder requests for special meetings by permitting two or more unaffiliated beneficial owners of at least 15% of Trico's stock, in the aggregate, to request a call for a special meeting of the stockholders. We seek to reduce the percentage of Shares that stockholders must hold in order to be able to call a special meeting to 15% from the current 30% requirement, and the number of stockholders required to call a special meeting from three to two. We believe that, if adopted, this amendment would bring Trico's corporate governance policies in line with today's best practices and contribute substantially to improving provisions Trico's accountability to stockholders.

        Trico's Bylaws currently permit stockholders to request a call for a special meeting, subject to certain conditions that we believe are overly restrictive. Trico has stated in its proxy statement that its policy on this issue exemplifies its support of good corporate governance; however, for the reasons stated below, we believe that the conditions that Trico has placed on the exercise of this right by stockholders overly restricts the ability of a stockholder to request a special meeting. In fact, Trico states in its proxy statement that "special meetings of the stockholders should be called only when circumstances such as certain types of takeover offers require that matters be addressed by the stockholders prior to the next annual meeting". While we agree that not every matter needs to be immediately placed before stockholders at a special meeting, we seek to remove some of these conditions to help stockholders exercise their basic right to request a special meeting.

        The right of a Trico stockholder to request a special meeting is currently subject to meeting the following four conditions: (1) the request must be made by at least three stockholders unaffiliated with each other, (2) each stockholder must be a holder of record, (3) each stockholder must hold a minimum percentage of shares (1%) and (4) the requesting stockholders must not collectively own less than a minimum percentage of Shares (30%). Furthermore, because of restrictions in certain of Trico's financing agreements, an "Event of Default" could occur under these financing agreements in certain circumstances if the stockholders requesting a special meeting collectively owned more than 35% of Trico's stock.

        When combined, these conditions mean that only stockholders who collectively own at least 30% and less than 35% of the Shares can call special meetings. As a large proportion of the Shares are held by a few institutional investors, we believe that this "collar" requirement is exceedingly difficult, if not impossible, to meet in practice. We firmly believe that this requirement constitutes an unreasonable and unnecessary limitation on the right of stockholders to exercise their franchise. We are therefore proposing that the percentage of Shares that stockholders must hold in order to be able to call a special meeting be lowered to 15%, a percentage that we believe is within the range frequently adopted by U.S. public companies, because it is viewed as sufficiently high to deter frivolous requests, but not so high as to effectively make it impossible to request a special meeting. According to data compiled by RiskMetrics Group, Inc. ("RiskMetrics"), the prominent U.S. proxy advisory firm, a substantial number of U.S. public companies that allow stockholders to request special meetings impose stock ownership requirements as low as 10%. The corporate laws of 34 states provide that beneficial owners of only 10% of shares may call a special meeting, absent a contrary provision in a company's charter or bylaws. Prominent institutional investors and organizations, such as the California Public Employees' Retirement System (CalPERS), support an effective right to call special meetings.

        For similar reasons, we are proposing that the number of stockholders required to join in a request be reduced from three to two. In addition, for the Shares held in "street name," which is the case of most of the Company's Shares, there is only one stockholder of record, The Depositary Trust Company or its nominee. We believe that, for these reasons, the requirement that the request be made by stockholders of record is impracticable and yet another obstacle faced by beneficial owners seeking to call a special meeting.

        Kistefos is Trico's largest stockholder, and we do not intend to cause the Company to incur unnecessary expenses by abusing a stockholders right to request a special meeting. We believe that the Company's stated opposition to this Proposal, as set forth in the Company's proxy statement, does not reflect a concern for the views of its stockholders. Kistefos believes that it is not the only stockholder who would benefit from enhancing Trico's corporate governance policies; rather, ALL stockholders would benefit. Furthermore, because our Proposal, if adopted, would require at least two stockholders, holding at least 1% individually and 15% of Trico's stock in the aggregate, to request a special meeting. Kistefos could not request a special meeting without the support of at least one other stockholder, contrary to Trico's assertions. As set forth in Trico's Certificate of Incorporation and Bylaws, any action at a special meeting of stockholders would require the support of either a majority of the stockholders present at the meeting or two-thirds of Trico's outstanding stock; in other words, the stockholders calling the special meeting would need the stockholder "consensus" that Trico has identified as a concern. Lastly, we believe that the Company has not adequately considered how its financing agreements restrict the ability of Trico's stockholders to request a call for a special meeting.

        We believe that the conditions currently placed by Trico on stockholders' right to request special meetings are so onerous, for the reasons set forth herein, that they effectively work to deprive stockholders from the right to exercise their stockholder franchise. Accordingly, we are proposing to amend the Bylaws to facilitate the calling of special meetings as set forth above.

        We intend to vote FOR Proposal 6. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 6.

        WE STRONGLY URGE YOU TO VOTE FOR PROPOSAL 6 BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

 PROPOSAL 7: THE BYLAW RESTORATION PROPOSAL

        Proposal 7, the Bylaw Restoration Proposal, provides that a resolution in the following form be adopted:

        "RESOLVED, that each provision of or amendment to the bylaws of the Corporation as of the effectiveness of this resolution that was not included in the eighth amended and restated bylaws of the Corporation filed with the Securities and Exchange Commission on December 15, 2008, other than any amendments approved by the stockholders of the Corporation on or before the date hereof, be and are hereby repealed."

STATEMENT OF SUPPORT

        The Bylaw Restoration Proposal seeks to repeal any amendments to the Bylaws made prior to the Company's 2009 Annual Meeting and subsequent to the adoption of the Bylaws of the Company on December 15, 2008. We are asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your vote and the adoption of the Kistefos Proposals through changes to the Bylaws not filed with the SEC on or after December 15, 2008, which have the effect of limiting existing stockholders' rights and abilities to take action in their capacity as stockholders of Trico.

        If the incumbent Board does not effect any change to the Bylaws prior to the 2009 Annual Meeting, the Bylaw Restoration Proposal will have no effect. However, if the incumbent Board has made changes since that time, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws as in effect on December 15, 2008, without considering the nature of any changes the incumbent Board may have adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing Bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the newly-elected Board from reconsidering any repealed Bylaw changes following the 2009 Annual Meeting. Kistefos is not currently aware of any specific Bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

        We intend to vote FOR Proposal 7. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 7.

        WE STRONGLY URGE YOU TO VOTE FOR PROPOSAL 7 BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

 PROPOSAL 8: DECLASSIFICATION OF THE BOARD OF DIRECTORS

        Proposal 8 provides that a resolution in the following form be adopted:

        RESOLVED that the stockholders of Trico Marine Services, Inc. (the "Corporation") request the Board of Directors to take the necessary steps to provide that all directors have a one-year term of office, including approval of amendments to the certificate of incorporation and the bylaws of the Corporation to eliminate the "classified" Board of Directors terms and submission of such amendments for stockholder approval to the extent required. The declassification of the Board of Directors may be completed in a manner that does not affect the unexpired terms of previously elected directors.

STATEMENT OF SUPPORT

        The election of corporate directors is a primary avenue for stockholders to influence corporate affairs and ensure management accountability. However, under the classified voting system at the Company, individual directors face election only once every three years, and stockholders only vote on roughly one-third of the Board each year. In our opinion, such a system serves to insulate the Board and management from stockholder input and the consequences of poor financial performance.

        By eliminating the classified Board, we believe stockholders will be permitted to register their views annually on the performance of the Board and each individual director. We feel this will promote a culture of responsiveness and dynamism, qualities necessary to meet the challenges that the Company faces.

        In addition, by introducing annual elections and eliminating the classified Board at the Company, management and the Board will be more accountable to stockholders.

        We believe that by aligning the interest of the Board and management with the interests of stockholders, our Company will be better equipped to enhance stockholder value.

        For the above reasons, we urge a vote FOR Proposal 8. We intend to vote FOR Proposal 8. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 8.

        WE STRONGLY URGE YOU TO VOTE FOR PROPOSAL 8 BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

 PROPOSAL 9: ELECTION OF A DIRECTOR IF PROPOSAL 5 PASSES

        You should refer to the Company's proxy statement for the name, background, qualifications and other information concerning this candidate. There is no assurance that this candidate will serve as a director if any of the Kistefos Nominees are elected to the Board. In the event that this candidate is elected and declines to serve, the Bylaws provide that any resulting director vacancy must be filled by the stockholders.

        In the event of a vacancy on the Board created by Mr. Staehr's removal, we intend to vote FOR the candidate nominated by Trico to fill this vacancy pursuant to Proposal 9 and seek authority for the Independent Proxies to vote the BLUE proxy card for such candidate, if Proposals 3, 4 and 5 are adopted by the stockholders. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to Proposal 9, and your Shares will not be voted for the election of the candidate named in Proposal 9, which will have the same effect as a vote "against" his election.

PROPOSALS 10 AND 11: ELECTION OF THE KISTEFOS NOMINEES TO THE BOARD

        If Proposals 3, 4 and 5 are adopted, we recommend that the stockholders elect Åge Korsvold and Christen Sveaas to fill the newly-created directorships of the Company at the 2009 Annual Meeting. Messrs. Korsvold and Sveaas have consented to being named as nominees and to serving as directors if elected. If elected, Messrs. Korsvold and Sveaas will serve, respectively, until the next annual meeting of stockholders at which their terms as directors will expire, and until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal. The Company has informed us that, to comply with the provisions of the Certificate of Incorporation regarding the classification of the Board, it has designated Mr. Korsvold as a Class I director, with a term to expire at the Company's annual meeting in 2011, and Mr. Sveaas as a Class II director, with a term to expire at the Company's annual meeting in 2012.

STATEMENT OF SUPPORT

        The Kistefos Nominees have extensive experience in the shipping industry, and will bring decades of operational expertise to Trico. We believe that they will add strong input to the future development of Trico as a provider of marine support vessels to the oil and gas industry. In addition, we believe that the Kistefos Nominees will make a significant contribution to an analysis of the Company's operating and financing alternatives and strategic direction, from a pure, vested stockholder's perspective. Both Mr. Korsvold and Mr. Sveaas have considerable strategic, financial and industry experience that we believe will substantially enhance the Board's ability to oversee the Company. For many years, Mr. Sveaas has pursued a long-term investment strategy focused on promoting sustainable growth and creating value at Kistefos' portfolio companies through up and down cycles. Mr. Korsvold has close to twenty years of experience in the creation of stockholder value through the restructuring of business portfolios, both as an investor and an operator. Kistefos is an experienced long-term investor, and the Kistefos Nominees have substantial board experience and qualifications, including in minority and independent roles, in a range of public and private companies, both in the U.S. and abroad. We believe that the Kistefos Nominees, if elected, will provide a clear perspective of stockholders and experienced managers to the Board and will work with the rest of the Board to effect positive change at Trico and create value for all stockholders.

        As set forth in "Background to the Solicitation", Kistefos is a longstanding stockholder, and firmly believes that the election of the Kistefos Nominees will be in the best interests of ALL stockholders.

        If Proposals 3, 4 and 5 are adopted, we believe that there is no valid legal objection under the Jones Act to Messrs. Korsvold and Sveaas sitting on the Board. We have been advised by MarAd that, so long as the Kistefos Nominees, together with any other non-U.S. citizen directors, constitute no more than a minority of the Board quorum and the overall level of non-U.S. citizen interest in Trico is limited to no more than 25%, the election of the Kistefos Nominees to the Board would not violate the Jones Act. Trico has expressed its belief, in both its 2008 10-K and its proxy statement, that the non-U.S. citizen stock ownership in Trico is less than 25%. Trico has also stated that it will ensure that it continues meeting this requirement to maintain compliance with the Jones Act. As a result, if Proposals 10 and 11 are adopted, we believe that the foreign ownership and control restrictions under the Jones Act will not bar the Kistefos Nominees from serving on the Board if they are elected.

        If you wish to cast a vote for the election of Åge Korsvold or Christen Sveaas (the "Kistefos Nominees") you must NOT return the white proxy card provided by the Company. If you submit a white proxy card, your Shares will not be voted on the election of the Kistefos Nominees, which will have the same effect as a vote "against" their election. If you do not submit any proxy or voting instruction form, your Shares will not be deemed present for quorum purposes and will not be voted.

Biographical Information of the Kistefos Nominees

        Background information about the Kistefos Nominees, including the present principal occupation or employment and material occupations, positions and offices or employment of each Kistefos Nominee for the past five years, is set forth below. Please see "Information About Kistefos and Nominees" and Annex B attached hereto for additional information about the Kistefos Nominees, such as their beneficial ownership of Trico's securities as of the date hereof and purchases and sales of Shares during the past two years.

Name and Business Address	Åge	Principal Occupation For Past Five Years and Directorships
Christen Sveaas Stranden 1 N-0250 Oslo Norway	53	Mr. Sveaas is the sole equity owner and Chairman of Kistefos, an investment firm which he founded in 1979. Kistefos has holdings in dry cargo-shipping, offshore services and financial services, as well as technology-founded investments and real estate development. In addition, Mr. Sveaas owns 85% of Kistefos Traesliberi, a company engaged in forestry and related industrial activities established by his grandfather in 1889. He serves as a senior advisor to EQT Partners AB, a Swedish private equity firm, and as a member of the Deans Council, John F. Kennedy School of Government at Harvard University. Since 1989, Mr. Sveaas has been the controlling shareholder of Viking Supply Ships AS ("VSS"), an offshore services company which, through the careful build-up of its supply fleet and drilling rigs and other strategic initiatives during the early 1990s, grew into one of the largest offshore supply companies listed on the Oslo Stock Exchange. He also acts as Chairman of Viking Drilling ASA and its US subsidiary Viking Offshore (USA), Inc., two companies whose assets are currently being sold. Mr. Sveaas has been in the investment industry since 1979, and previously has served on the board of directors of several public companies, including Orkla ASA, Stolt-Nielsen S.A., Tschudi & Eitzen Shipping AS, Vestenfjeldske Bykreditt AS and SkipsKredittforeningen. In addition, Mr. Sveaas serves as a director of Scorpion Offshore Ltd., is the chairman of the Anders Sveaas Charitable Foundation, and is a board member of the Kistefos Museum. Mr. Sveaas holds an M.B.A. degree from University of St. Gallen, Switzerland.
Åge Korsvold Stranden 1 N-0250 Oslo Norway	62	Mr. Korsvold has served as the Chief Executive Officer of Kistefos since December 2001. During this time, he has overseen the expansion of Kistefos' direct investments in the shipping and offshore services industries, and has directed the private equity and venture capital investments made by Kistefos. Mr. Korsvold has also led efforts to increase shareholder value in various Kistefos portfolio companies, including the shipping company Western Bulk AS and the technology companies Atex Group Ltd. and Ementor ASA. He has also led Kistefos' investment in Viking Offshore Services, a leading emergency and rescue services company in the North Sea which was sold successfully to Vroon Group B.V. in 2007 following a comprehensive turnaround plan. Before joining Kistefos, Mr. Korsvold spent six years as President and Chief Executive Officer of Storebrand ASA ("Storebrand"), the largest insurance company in Norway. In this position, he oversaw the successful restructuring of Storebrand through consolidation and increased efficiencies. Mr. Korsvold has extensive experience in industry, banking and shipping in both executive and board positions. Mr. Korsvold holds an M.B.A. degree from the Wharton School, University of Pennsylvania.

        Neither Kistefos nor the Kistefos Nominees are seeking control of the Board at the 2009 Annual Meeting. Under the Company's Bylaws, a quorum for the transaction of business by the Board currently requires a majority of the directors in office, and Board action requires a majority of the directors present at a meeting at which a quorum is present. The election of the Kistefos Nominees is conditioned upon, among other things, stockholder approval of Proposal 3, which will increase the quorum necessary for the transaction of business by the Board to seven, provided that at least six directors are U.S. citizens. Accordingly, the Kistefos Nominees will not be able to participate in Board action at a meeting of the Board without the participation of at least six other directors who are U.S. citizens, and will not be able to effect decisions without the support of at least three other directors who are U.S. citizens. In addition, the Kistefos Nominees, if elected, will lack the power to call a meeting of the Board. The Kistefos Nominees, if elected, intend to work constructively with the remaining Board members to advance the interests of all Trico stockholders. As the Kistefos Nominees, if elected, will only constitute a minority of the Board, there can be no assurance that they will be able to cause the Board to effect changes at Trico or to take actions to restore stockholder value.

        In the event that one or more of the Kistefos Nominees is elected and declines to serve, the Bylaws provide that any resulting director vacancy must be filled by the stockholders. Kistefos intends to vote FOR the Company Nominees other than Joseph S. Compofelice and is seeking authority to vote the BLUE proxy card for such candidates. There is no assurance that any of the Company Nominees will serve as directors if any of the Kistefos Nominees are elected to the Board. In the event that one or more of the Kistefos Nominees is elected and that one or more of the Company Nominees declines to serve with either or both of the Kistefos Nominees, the Bylaws provide that any resulting director vacancy may be filled by the remaining directors then in office even if less than a quorum.

        We intend to vote FOR Proposals 10 and 11. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposals 10 and 11, if Proposals 3, 4 and 5 are adopted by the stockholders. If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to Proposals 10 and 11, and your Shares will not be voted on the election of the Kistefos Nominees, which will have the same effect as a vote "against" their election.

        WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF THE KISTEFOS NOMINEES BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

 PROPOSAL 12: AMENDMENT TO THE BYLAWS TO MAKE ANY DIRECTOR WHO FAILS TO RECEIVE THE NUMBER OF VOTES REQUIRED TO BE ELECTED TO THE BOARD AT A STOCKHOLDERS MEETING INELIGIBLE TO SERVE

        Proposal 12 provides that existing subsection (1) of Section 7(C) of Article II of the Bylaws be renumbered as subsection (1)(A) and a new subsection (1)(B) of Section 7(C) of Article II of the Bylaws, be adopted, such subsection (1)(B) to follow subsection (1)(A) and precede subsection (2), as follows:

        "(B) A person shall be ineligible to serve as a director if such person fails to receive the number of votes required to elect directors at any meeting of stockholders at which such person is to be elected (including any such meeting referred to in Article II and Article III hereof). The term of any existing director of the Corporation who fails to receive the number of votes required to re-elect such existing director at any meeting of stockholders at which such existing director is nominated to be re-elected (including any such meeting referred to in Article II and Article III hereof) shall immediately expire, and a vacancy in the Board of Directors shall be deemed to exist. This Section 7(C)(1) of Article II shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors."

        Proposal 12, if adopted, would make directors who fail to receive a majority vote for re-election ineligible to serve. Trico rejected Proposal 12 because it is purportedly inconsistent with Delaware law and its Certificate of Incorporation. Kistefos disagrees with the Company's position regarding Proposal 12. On April 8, 2009, Kistefos commenced an action in the Court of Chancery of the State of Delaware to obtain a declaration that Proposal 12 is consistent with Delaware law and the Certificate of Incorporation, that Trico has no right to bar its stockholders from considering and voting upon Proposal 12 at the 2009 Annual Meeting and seeking an injunction requiring that Proposal 12 be placed before the 2009 Annual Meeting. On April 14, 2009, the Court ordered the Company to place Proposal 12 before the 2009 Annual Meeting in the same manner as any other proposal to be considered at the 2009 Annual Meeting and directed the Chairman of the 2009 Annual Meeting not to rule Proposal 12 out of order. The Court did not render a decision on the merits of the Company's arguments against Proposal 12. Trico has stated that in the event the amendment to the Bylaws that we are proposing in Proposal 12 is adopted by the stockholders at the 2009 Annual Meeting, Trico intends to contest the validity of such amendment. Accordingly, even if Proposal 12 receives the vote of two-thirds of all of Trico's issued and outstanding Common Stock that is required to adopt this amendment, the amendment may not be implemented.

STATEMENT OF SUPPORT

        We believe that directors who fail to receive a majority vote of the stockholders for reelection should not continue to serve on the Board. Trico has adopted majority voting for the election of its directors, but, unlike most public companies which have done so, it has failed to adopt a policy or bylaw dealing with the situation in which an incumbent director does not receive the required votes to be re-elected. As a result, under the applicable holdover director provisions of Delaware law, such a director may continue in office regardless of the fact that a majority of the stockholders may have voted against or withheld votes for his or her re-election. Kistefos recommends that the stockholders approve the proposed Bylaw amendment that makes any director who fails to receive the number of votes required to be elected to the Board at a stockholders meeting ineligible to serve on the Board. We believe that by expressly making such a director ineligible to serve, the director qualification bylaw proposed by Kistefos would give immediate effect to the will of the stockholders, introduce real accountability to the Board and bring the Company in line with today's best corporate governance practices.

        The Delaware General Corporation Law (the "DGCL") generally provides that the certificate of incorporation or bylaws of any corporation may specify the votes that shall be necessary for the transaction of any business. The Bylaws provide that, unless otherwise required by law or provided in the Certificate of Incorporation or the Bylaws, the act of a majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders at which a quorum is present shall constitute the act of the meeting of stockholders. Accordingly, this voting standard applies to the election of Trico's directors. Under this provision, an affirmative majority of the total number of votes cast (including abstentions) regarding a director nominee is required for election or re-election.

        The Certificate of Incorporation also provides that directors to replace those of a class whose terms expire at an annual meeting shall be elected to hold office until the third succeeding annual meeting of stockholders and until their respective successors shall have been duly elected and qualified. Under the DGCL and the Certificate of Incorporation, an incumbent director who is not re-elected may remain in office until his or her successor is elected and qualified, continuing as a "holdover" director until his or her position is filled by a subsequent stockholder vote or his or her earlier resignation or removal by a stockholder vote. Under the Certificate of Incorporation, the removal of a director without cause requires a vote of two-thirds of the outstanding Shares, a substantially higher majority than that required to be elected.

        To avoid this paradoxical outcome, the vast majority of U.S. public companies that have adopted majority voting for directors have also adopted a policy or bylaw to address the effect of the director holdover rule. By 2005, RiskMetrics, a leading U.S. proxy advisory firm, had identified this matter as a significant corporate governance issue and stated that it would only support "true majority standard policies" which address the state-law holdover rule. For several years now, the Board has not acted on this issue, and we believe that the Company is long overdue in taking steps to address this critical issue.

        In its proxy statement, Trico identifies its requirement that Trico directors be elected by a majority vote as indicative of its support for governance policies that ensure board "responsiveness to stockholder viewpoints." Proposal 12 is intended to achieve this goal. Trico's proxy statement states that Proposal 12 "is a bad idea on its own merits." However, according to RiskMetrics, nearly two-thirds of the companies in the S&P 500 have adopted a policy addressing the ability of directors to holdover, as we wish to do through adoption of Proposal 12. In its proxy statement, the Company also states that the "ability of a director to holdover in a failed election serves an important policy goal by ensuring that the power of the Board to act continues uninterrupted." The many public companies that have adopted policies on director holdover have found ways to address this concern. We firmly believe that in the event a majority of stockholders do not elect a director, pursuant to the requirements of the Certificate of Incorporation and Bylaws, such director should not be permitted to continue as a director.

        Accordingly, we are proposing that the stockholders approve an amendment to the Bylaws to include a director qualification standard that makes a director who fails to receive the number of votes required to elect directors at any meeting of stockholders at which such person is to be elected ineligible to serve on the Board. This proposed amendment is consistent with our belief with respect to the role that stockholders should play in electing directors, and we believe that this amendment would apply to a director currently in office. With this amendment, we believe the Company will be in line with the majority vote standard it has adopted for the election of its directors and today's generally accepted corporate governance practices.

        We intend to vote FOR Proposal 12. If you return a properly executed BLUE proxy card without giving instructions on how to vote, the Independent Proxies will use this proxy to also vote your Shares FOR Proposal 12.

        WE STRONGLY URGE YOU TO VOTE FOR PROPOSAL 12 BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

 OTHER MATTERS TO BE CONSIDERED AT THE 2009 ANNUAL MEETING

        Other than the proposals described in this proxy statement, Kistefos is not aware of any proposals to be brought before the 2009 Annual Meeting. In the event that any Company Nominee becomes unable to serve, Trico has reserved the right to nominate one or more substitute nominees. In the event that either of the Kistefos Nominees becomes unable to serve, Kistefos has reserved the right to nominate one or more substitute nominees, but Trico has stated that pursuant to the advance notice provisions of the Bylaws, Kistefos may not nominate a substitute nominee. In the event that any other business properly comes before the 2009 Annual Meeting and calls for a stockholder vote, or, in the event that a substitute nominee named by the Company or by Kistefos is deemed a bona fide nominee (by the Company or by order of a court of competent jurisdiction or otherwise), if you return a properly signed BLUE proxy card, the Independent Proxies, Carl T. Hagberg and Raymond J. Riley, or either of them, will have authority to vote in their discretion to transact such business. In addition, in the event that Kistefos nominates any substitute nominee(s), we will file an amended proxy statement that, as applicable, (i) identifies the substitute nominee(s), (ii) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.

        WE URGE YOU TO VOTE YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM FOR ALL OF THE KISTEFOS NOMINEES AND PROPOSALS IN THIS PROXY STATEMENT. REGARDLESS OF THE NUMBER OF TRICO SHARES YOU OWN, YOUR VOTE IS IMPORTANT. PLEASE ACT TODAY.

 INFORMATION ABOUT KISTEFOS AND THE KISTEFOS NOMINEES

        This proxy solicitation is being conducted by Kistefos, which is described below. The participants in the proxy solicitation are Kistefos, Åge Korsvold and Christen Sveaas (collectively, the "Participants"). The business addresses for each of the Participants is Stranden 1, N-0250, Oslo, Norway.

        Kistefos is the owner of 3,535,959 Shares. These Shares represent approximately 21.3% of the outstanding Common Stock, computed in accordance with Rule 13d-3 of the Exchange Act. Kistefos has shared voting and dispositive power with Christen Sveaas with respect to these Shares.

        Kistefos is directly owned 63.2% by Christen Sveaas, 32.3% by Svolder Holding AS, a Norwegian aksjeselskap (stock company), and 4.5% by an entity directly owned by Christen Sveaas. Mr. Sveaas indirectly owns Svolder Holding AS.

        As the sole beneficial owner of Kistefos, Christen Sveaas is the beneficial owner of 3,535,959 Shares. These Shares represent approximately 21.3% of the outstanding Common Stock, computed in accordance with Rule 13d-3 of the Exchange Act. Christen Sveaas has shared voting and dispositive power with Kistefos with respect to the Shares it owns due to his ownership and control of Kistefos.

        As of the date of this filing, Mr. Korsvold does not directly own any Shares.

        For additional information concerning Kistefos and the Kistefos Nominees, please see Annex B.

YOUR VOTE IS IMPORTANT—PLEASE ACT TODAY

        IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD, KISTEFOS URGES YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, (2) ATTENDING THE 2009 ANNUAL MEETING AND VOTING IN PERSON OR (3) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE INDEPENDENT PROXIES OR TO THE SECRETARY OF THE COMPANY.

 COST AND METHOD OF SOLICITATION

        Kistefos has retained Okapi Partners to serve as an advisor and to provide consulting, analytic and solicitation services in connection with the 2009 Annual Meeting. For these services, Okapi Partners is expected to receive a fee of approximately $225,000, plus reimbursement for its reasonable out-of-pocket expenses. Kistefos has agreed to indemnify Okapi Partners against certain liabilities and expenses. Proxies may be solicited by mail, courier services, Internet (including via Internet at http://myproxyonline.com/okapimaterials, advertising, telephone, facsimile or in person). It is anticipated that Okapi Partners will employ approximately 15 people to solicit proxies from stockholders for the 2009 Annual Meeting.

        In addition, it is anticipated that the Kistefos Nominees and certain regular employees of Kistefos will participate in the solicitation of proxies in support of the Kistefos Nominees and with respect to the other Kistefos Proposals set forth in this proxy statement. Such employees will receive no additional consideration if they assist in the solicitation of proxies. Although no precise estimate can be made at the present time, the total costs and expenditures in furtherance of, or in connection with, the solicitation of stockholders (including fees for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation) is estimated to be $1.7 million. As of the date hereof, Kistefos has incurred approximately $965,000 of solicitation expenses.

        Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by Kistefos. To the extent legally permissible, Kistefos will seek reimbursement from the Company for those expenses if any of the Kistefos Nominees is elected. Kistefos will only accept reimbursement if such reimbursement is approved by a majority of the disinterested members of the Board. Kistefos does not intend to submit the question of reimbursement to a vote of the stockholders.

THE INDEPENDENT PROXIES

        Kistefos has retained Carl T. Hagberg and Raymond J. Riley, or either of them, to act as Independent Proxies for stockholders of the Company who appoint them on a BLUE proxy card to vote Shares in accordance with the instructions set forth on such BLUE proxy card and to perform certain duties ancillary thereto in connection with the 2009 Annual Meeting. The Independent Proxies have been retained to act as proxies for you if you return a properly executed BLUE proxy card in order to comply with restrictions under the Jones Act that limit the number of proxies that a non-U.S. citizen, such as Kistefos, may exercise. See "Compliance with the Jones Act" in Annex A attached hereto. Each Independent Proxy is a U.S. citizen and an independent contractor engaged to act as a proxy for the stockholders, and is not an agent, employee or affiliate of any of Kistefos, the Kistefos Nominees or Okapi Partners. Kistefos and the Independent Proxies have entered into an agreement dated as of May 14, 2009 which sets forth the duties of the Independent Proxies. The Independent Proxies have agreed to faithfully cast the votes of stockholders of the Company at the 2009 Annual Meeting and to carry out the will of such stockholders diligently and to the best of their abilities. The Independent Proxies will receive a fee (inclusive of all expenses) of $45,000 for their duties as Independent Proxies. Kistefos has agreed to indemnify the Independent Proxies against all claims, losses, damages, judgments, settlements, liabilities, costs and expenses (including without limitation compensation for any additional time incurred in relation thereto and advances of fees and disbursements of their independently retained attorneys and) arising out of the 2009 Annual Meeting or the performance of any of their duties in connection therewith, except in the event of a final court determination of willful misconduct or gross negligence. You may contact the Independent Proxies by telephone at (732) 928-6133, by fax at (732) 928-6136 or by writing to them at 6 South Lakeview Drive, Jackson, New Jersey 08527.

CERTAIN INFORMATION ABOUT THE COMPANY

        Trico Marine Services, Inc. is a Delaware corporation with its registered office located at 10001 Woodloch Forest Dr., Suite 610, The Woodlands, Texas, 77380. The Company's telephone number is (713) 780-9926. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Documents filed electronically by the Company are also available at the SEC's Web site (http://www.sec.gov).

ADDITIONAL INFORMATION

        Certain additional information is required to be contained in the Company's proxy statement for the 2009 Annual Meeting. This information and disclosure includes, among other things, the date, time and location of the 2009 Annual Meeting, securities of the Company beneficially owned by the Company's directors, nominees, and management; certain stockholders' beneficial ownership of more than 5% of the Company's voting securities; certain biographical information on the Company's directors; executive compensation; the Company's procedures for nominating directors; the committees of the Board and other information concerning the Board; and the procedures for submitting stockholder proposals for inclusion in the Company's proxy statement for the 2010 annual meeting of stockholders of the Company and for consideration of stockholder proposals at the 2010 annual meeting. To the extent any such information is required to be disclosed in this proxy statement, Kistefos will provide such information to stockholders when it is made available by the Company or direct stockholders to where they may find such information. Kistefos takes no responsibility for the accuracy or completeness of information contained in any proxy statement provided by Trico in connection with the 2009 Annual Meeting.

Dated: May 18, 2009

 Annex A

COMPLIANCE WITH THE JONES ACT

        Kistefos is confident that adoption of the Kistefos Proposals would not cause the Company to fall out of compliance with the Jones Act.

        When initial discussions with Trico regarding our December 23, 2008 letter began in early January 2009 we advised Trico that we understood that a small portion of the Company's business involves the U.S. "coastwise trade," as defined under the Jones Act, and that the Company is thus subject to certain citizenship restrictions. We further acknowledged that under the Certificate of Incorporation, the Company is required to remain in compliance with the Jones Act, and we advised the Company that we were confident that our proposal to add the two Kistefos Nominees to the Board could be structured in such a way as to comply fully with the Jones Act.

        As an offshore services company using vessels to carry personnel and cargo between ports in the U.S. or from the U.S. mainland to offshore drilling platforms, Trico is engaged in the U.S. "coastwise trade" and is subject to the Jones Act, which governs the ownership and operation of vessels engaged in the coastwise trade. The Jones Act requires that vessels engaged in the coastwise trade be owned by U.S. citizens and built in the U.S. Where, as in the case of Trico, a vessel is owned by a corporation, the Jones Act requires certain criteria to be met in order for that corporation to be considered a U.S. citizen. The Jones Act provides, among other things, certain ownership and control restrictions, including with respect to the citizenship of its directors, in order for Trico to qualify as a U.S. citizen under the Jones Act.

        Since our discussions with Trico's management began in January 2009, Trico has taken the position, both in its filings with the SEC and in communications with us, that the Jones Act as applied to Trico not only limits the number of non-U.S. citizens who can sit on the Board to no more than a minority of a quorum (the sole explicit statutory requirement), and the number of Kistefos representatives who can sit on the Board to no more than 25% of the Board (with which restriction we do not disagree), but also limits the number of non-U.S. citizens who can sit on the Board to no more than 25% of the Board and who can make up a quorum to no more than 25% of a quorum (with which restrictions we disagree).

        The Company has recently changed its Jones Act disclosures in its public statements and filings with the SEC. The Company's 2007 10-K states with respect to a corporation subject to the Jones Act that "no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens." In March 2009, Trico filed its 2008 10-K which states that the Jones Act restricts non-U.S. citizens from comprising more than 25% of the directors of such corporation necessary to the transaction of business." On April 15, 2009, the Company filed its preliminary proxy statement which states that "Trico's Jones Act eligibility would be compromised by non-U.S. citizens... occupying Board seats that constitute more than a minority of a Board quorum."

        At a meeting held at our request on January 30, 2009, between the Kistefos Nominees and Trico's Chairman of the Board and Chief Executive Officer, Joseph S. Compofelice, and Trico director Kenneth Burke, Trico rejected our request that either Kistefos Nominee be considered for election to the Board and stated that the election of either Kistefos Nominee would violate the Jones Act. In particular, Mr. Compofelice stated that the election of either Kistefos Nominee to a seven person board (that has a four person quorum) would cause the number of non-U.S. citizens on the Board to exceed 25% in violation of the Jones Act and would cause the number of non-U.S. directors to exceed one (the maximum under the minority of a quorum test under the Jones Act). The Trico Board currently consists of six U.S. citizens and Mr. Per Staehr, who we believe is a citizen of Denmark.

        In response to the concerns raised by Mr. Compofelice, we made several alternative proposals to increase the size of the Board and the size of the quorum, all in the interests of reaching a consensual resolution of the Jones Act questions raised by Trico. We also offered to bring the matter to MarAd jointly with Trico for a determination that the election of the Kistefos Nominees as directors would not jeopardize Trico's continued compliance with the Jones Act, but Trico refused to join with us. Following this refusal, we approached MarAd independently to discuss our proposals.

        On February 9, 2009, Trico offered, under certain conditions, to support the election of one Kistefos Nominee only, but not two, again stating that its concerns under the Jones Act prevented the addition of both Kistefos Nominees to the Board. We again advised Trico that its concerns could be addressed by expanding the Board from seven to nine and increasing the quorum from four to seven. At the same time, we continued our discussions with MarAd regarding the application of the Jones Act to our proposal. As a result of our analysis of these concerns and discussions with MarAd, we concluded that Trico's concerns were either unfounded or could be resolved with simple modifications of the kind Kistefos had previously suggested to Trico.

        Our discussions with Trico culminated in a meeting, at our request, among Trico's independent directors and the Kistefos Nominees on February 26, 2009, at which meeting we again explained our analysis of Trico's legal concerns, urged the directors to seek independent advice to review their position against the two Kistefos Nominees, which we considered unfounded, and reiterated our proposal to nominate them to the Board. Trico again rejected our proposal and our suggestion that the directors seek independent advice.

        On February 27 and March 5, 2009, we delivered letters to the Company naming the Kistefos Nominees to run for election as Class II directors against the Company Nominees at the 2009 Annual Meeting and, among other things, proposing an amendment to the Bylaws to increase the quorum of the Board to seven directors so that a minority of the quorum would consist of three, thus permitting three non-U.S. citizens to sit on the Board. At the same time, we asked MarAd to confirm to us that the election of the two non-U.S. citizen Kistefos Nominees to a board of seven, which already included one non-U.S. citizen director not affiliated with Kistefos, would not violate the Jones Act.

        On March 9, 2009, Trico issued a public letter to Kistefos rejecting the proposals submitted by Kistefos. Trico stated in its letter that the nomination of the Kistefos Nominees purportedly violated Delaware law and alleged that the election of the two Kistefos Nominees to a seven member board would violate the Jones Act. Then, in its 2008 10-K, Trico modified its public disclosure on regulatory compliance to include its revised interpretation that, under the Jones Act, the number of non-U.S. citizen directors cannot exceed 25% of a quorum of the Board. We believe this interpretation is incorrect.

        On March 14, 2009, the deadline for stockholder proposals for consideration at the 2009 Annual Meeting, we delivered the current Kistefos Proposals to the Company and responded to Trico's assertions in a letter to Trico's independent directors. We reiterated our belief that the Jones Act would not, under the present circumstances, limit the number of non-U.S. citizen directors to no more than 25% of the Board or to 25% of a quorum of the Board. We also stated that, contrary to Trico's assertions, and based on our discussions with MarAd regarding the application of the Jones Act to Trico, we believed that there would be no violation of the Jones Act should the Board consist of nine members, which included the Kistefos Nominees and one additional non-U.S. citizen nominated by the Board.

        However, in light of the imminent deadline for proposals and in order to preserve our ability to take these matters to a stockholder vote at the 2009 Annual Meeting without further delay, we further modified our earlier notice to propose (i) increasing the Board to nine, (ii) increasing the quorum to seven, with at least six U.S. citizens necessary to constitute a quorum, (iii) removing Mr. Staehr (a

non-U.S. citizen) from the Board without cause, and (iv) electing the Kistefos Nominees to fill two of the three resulting vacancies.

        The Kistefos Proposals seek the removal of Mr. Staehr, a non-U.S. citizen, and require six U.S. citizens to constitute a quorum only to insure that our proposals do not violate Trico's restrictive interpretation of the Jones Act. At the same time, we disagreed with such interpretation and expressed our willingness to withdraw our proposals to remove Mr. Staehr or to require a quorum of at least six U.S. citizens upon Trico's acknowledgement or a proper authority's determination that they are not required under the Jones Act.

        On April 3, 2009, MarAd confirmed to Kistefos that, so long as (i) the Kistefos Nominees constitute no more than a minority of the Board quorum, (ii) the overall level of non-U.S. citizen interest is limited to no more than 25%, and (iii) Kistefos does not itself exercise proxies for Shares in excess of 25%, the election of the Kistefos Nominees to the Board raises no concerns under the Jones Act. We believe that our Proposals are consistent with these requirements because (i) a minority of the quorum is three, (ii) Trico has disclosed, both in its 2008 10-K and in its proxy statement, that its non-U.S. citizen stock ownership is less than 25% (and that it will ensure that it continues meeting this requirement), and (iii) the Independent Proxies, who are U.S. citizens, will act as independent proxies to vote Shares, as discussed below.

        In order to conduct its solicitation in full compliance with the foregoing determination by MarAd, Kistefos has retained Carl T. Hagberg and Raymond J. Riley, or either of them, to act as Independent Proxies for stockholders of the Company who appoint them on a BLUE proxy card to vote Shares in accordance with the instructions set forth on such BLUE proxy card and to perform certain duties ancillary thereto in connection with the 2009 Annual Meeting. The Independent Proxies are U.S. citizens and are independent from, and not affiliated with, any of the Participants or Okapi Partners and have no relationship with any of Kistefos, the Kistefos Nominees or Okapi Partners, other than their agreement to act as Independent Proxies in connection with the 2009 Annual Meeting. The Independent Proxies have agreed to faithfully cast the votes of stockholders of the Company at the 2009 Annual Meeting and to carry out the will of such stockholders diligently and to the best of their abilities. In the event MarAd, another competent regulatory authority, such as the U.S. Coast Guard, or a court of competent jurisdiction were to determine that the Independent Proxies do not qualify as a U.S. citizen under the Jones Act, and the Independent Proxies exercised proxies which, when added to Shares to be voted by other non-U.S. citizens, exceed 25% of the total votes, the Shares represented by proxies held by the Independent Proxies could be deemed to be "Excess Shares" under Trico's charter and might not be permitted to vote and/or Trico could be deemed not to be compliance with the Jones Act. In such event, Trico could be in breach of certain of its commercial contracts and financing agreements. We have advised MarAd that Kistefos has retained the Independent Proxies to exercise BLUE proxies solicited by Kistefos, and MarAd has not raised any concerns relating to the Independent Proxies voting on behalf of stockholders and its effect on Trico's continued compliance with the Jones Act.

        In summary, we believe that the Kistefos Proposals and the proxy solicitation contemplated hereby are in compliance with Marad's requirements, and, accordingly, we believe there is no legal objection under the Jones Act to the consideration or approval by the stockholders of the Kistefos Proposals.

 Annex B

ADDITIONAL INFORMATION ABOUT KISTEFOS AND THE KISTEFOS NOMINEES

Beneficial Ownership of Common Stock

        The following table shows Kistefos' and the Kistefos Nominees' beneficial ownership of Common Stock as of the Record Date. Except as described below, each of the parties in the table directly owns and has sole voting power and sole dispositive power with regard to the number of Common Stock beneficially owned. The address of each of Kistefos and the Kistefos Nominees is Stranden 1, N-0250, Oslo, Norway.

Entity	Number of Shares Beneficially Owned		Percent of Outstanding Common Stock(1)
Kistefos AS	3,535,959		21.3%
Christen Sveaas	3,535,959	(2)	21.3%
Åge Korsvold	0		0%
Total	3,535,959		21.3%

    (1)
    Calculated on the basis of 16,322,038 Shares of Common Stock outstanding as of the Record Date as set forth in the Company's proxy statement, including Shares deemed outstanding for which beneficial ownership can be acquired within 60 days by that individual or group.

    (2)
    Shared beneficial ownership over Shares held directly by Kistefos. As the sole beneficial owner of Kistefos, Christen Sveaas is deemed to be the beneficial owner of the Shares held by Kistefos, pursuant to Rule 13d-3 under the Exchange Act.

Director Independence

        The corporate governance guidelines of the Company, which are available on the Company's website at www.tricomarine.com, provide that determinations of independence shall be made by the Board in accordance with the criteria for independence required by The Nasdaq National Market. These criteria would not automatically disqualify the Kistefos Nominees from being considered independent directors of Trico, if elected, the Kistefos Nominees are affiliated with Kistefos. Kistefos is the owner of 3,535,959 Shares or approximately 21.3% of the outstanding Common Stock, computed in accordance with Rule 13d-3 of the Exchange Act. As the sole beneficial owner of Kistefos, Christen Sveaas is deemed to be the beneficial owner of the Shares held by Kistefos, pursuant to Rule 13d-3 under the Exchange Act. Mr. Korsvold is the Chief Executive Officer of Kistefos. Kistefos is not aware of any fact in addition to the foregoing circumstances that should be taken into account in determining whether each of the Kistefos Nominees is independent.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Trico

Stock Repurchase Program

        On July 30, 2007, the Board authorized a share repurchase program permitting the Company to repurchase up to $100 million in aggregate purchase price of Common Stock from time to time in open market transactions, including block purchases, or in privately negotiated transactions on a discretionary basis as determined by the Company's management (the "Repurchase Program"). Kistefos agreed to participate in the Repurchase Program to assure compliance with the foreign ownership limitations of the Jones Act. The terms of Kistefos' participation in the program were subject to the parties' entering into a definitive agreement.

        On August 9, 2007, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with Kistefos, pursuant to which the Company may purchase Shares from Kistefos from time to time having an aggregate purchase price of up to $20.0 million during the period beginning August 9, 2007 and ending on the earlier of (i) the date the Company has acquired $20.0 million of Common Stock from Kistefos, (ii) the date the Company publicly announces the termination or expiration of the Company's Repurchase Program or (iii) the date on which Kistefos ceases to hold any Common Stock.

        In accordance with the Stock Purchase Agreement, upon the purchase of Shares from other stockholders pursuant to the Repurchase Program, the Company will purchase from Kistefos an amount equal to the number of Kistefos' Shares which could be sold such that Kistefos' percentage ownership of the Common Stock will remain unchanged. The purchase price that the Company will pay Kistefos for any such purchases will equal the volume weighted average price for all Shares purchased in the other purchases on the applicable purchase date. This Stock Purchase Agreement is subject to limitations and adjustments from time to time in order to comply with applicable regulations promulgated by the SEC. According to the Company's 2008 10-K, of the 570,207 Shares purchased pursuant to the Repurchase Program, 114,042 were purchased from Kistefos pursuant to the Stock Purchase Agreement.

        Under the Stock Purchase Agreement, to the extent permitted by law, the Company has agreed to indemnify and hold harmless Kistefos and its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls Kistefos (each, an "Indemnified Party"), against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act of 1933, as amended, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any act by the Company in connection with any Purchase or Other Purchase (as such terms are defined in the Stock Purchase Agreement), except for any losses, claims, damages or liabilities as may result from the willful misconduct, gross negligence or bad faith of Kistefos, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability or action as such expenses are incurred.

        On August 24, 2007, Kistefos and the Company entered into Amendment No.1 dated as of August 21, 2007 to the Stock Purchase Agreement. The amendment changed certain settlement procedures.

Interests of Kistefos and the Kistefos Nominees

        According to the Company's proxy statement, the Company's non-employee directors receive an annual cash retainer of $65,000. The chairman of the Audit Committee receives an additional annual retainer of $10,000, and the chairmen of each of the Nominating and Governance Committee and the Compensation Committee each receives an additional annual retainer of $5,000. Each non-employee director has the opportunity to enroll in the Company's health insurance program at the same cost as for employees of the Company. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

        The Company has purchased directors' and officers' liability insurance policies for the directors of the Company. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for such losses as permitted under the laws of Delaware. The Company also provides directors with Company-provided indemnification to the fullest extent permitted by law and the Certificate of Incorporation and Bylaws.

        Kistefos expects that the Kistefos Nominees, if elected, will be compensated and indemnified for service as directors of the Company to the same extent compensation and indemnification is provided to all directors of the Company. Kistefos also believes that upon election, the Kistefos Nominees will be covered by the Company's directors' and officers' liability insurance.

        The Participants disclaim any responsibility for the accuracy of the foregoing information extracted from the Company's public filings.

        The Kistefos Nominees will not receive any additional compensation from Kistefos to serve as nominees for election or as a director, if elected, of the Company. Kistefos may indemnify or provide insurance for the Kistefos Nominees against losses incurred in connection with their service as nominees for election as directors of the Company and in connection with the solicitation of proxies in respect thereof, to the extent that indemnification is not otherwise available, including from the Company. Kistefos may reimburse the Kistefos Nominees for out-of-pocket expenses incurred in their capacity as nominees, including, without limitation, reimbursement for reasonable travel expenses. Each Kistefos Nominee has executed a written consent agreeing to be a nominee for election as a director of the Company and to serve as a director if so elected.

        Each of the Kistefos Nominees and Kistefos has an interest in the election of directors and the adoption of the proposals at the 2009 Annual Meeting as applicable: (i) indirectly through the beneficial ownership (if any) of Common Stock and other securities; (ii) indirectly through economic exposure to the Common Stock and/or; (iii) by virtue of any compensation the Kistefos Nominees will receive from the Company as a director, if elected to the Board.

        Other than as disclosed in this proxy statement, none of the Participants directly or indirectly:

  (a)
  has any substantial interest, by security holdings or otherwise, in any matter to be acted upon at the 2009 Annual Meeting, other than election to office;

  (b)
  beneficially owns, nor do any of their associates beneficially own, securities of the Company;

  (c)
  owns any securities of the Company of record or beneficially;

  (d)
  is, or was, within the past year, party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

  (e)
  has or will have, nor do any of the members of their immediate families, have or will have, a material interest in any transaction or series of transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000;

  (f)
  has any arrangement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) with respect to any future transactions to which the Company or any of its affiliates will or may be a party;

  (g)
  is a party to an arrangement or understanding between the Participants or any other person or persons with respect to the nomination of the Kistefos Nominees; or

  (h)
  is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding.

        In addition, except as set forth in this proxy statement, none of the Kistefos Nominees:

  (1)
  currently holds any position or office with the Company or has ever served as a director of the Company;

  (2)
  has any family relationship, by blood, marriage, or adoption to any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer;

  (3)
  has, or during the Company's last fiscal year had, any of the relationships which would require disclosure pursuant to Item 404(b) of Regulation S-K promulgated by the SEC;

  (4)
  has been involved in any legal proceedings or involved in other events described in Item 401(f) of Regulation S-K promulgated by the SEC;

  (5)
  is a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940;

  (6)
  was, nor were any of their associates, awarded or paid, nor did they earn, during the last three fiscal years, compensation or personal benefits (including, without limitation, those which would be required to be disclosed pursuant to Item 402 of Regulation S-K) for any services rendered in any capacity to the Company or its subsidiaries or affiliates; or

  (7)
  was, nor were any of their associates, party to any compensation committee interlocks and insider participation relationships that would have required disclosure under this paragraph of Item 407 of Regulation S-K, had the Kistefos Nominees been directors of the Company.

        Kistefos has filed with the SEC a statement on Schedule 13D and amendments thereto (as amended, the "Schedule 13D") that contains information in addition to that furnished herein. The Schedule 13D, including amendments thereto, may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

Two year transaction history of Kistefos and the Kistefos Nominees

        Set forth below are transactions in the Company's securities effected by the Participants within the past two years. Kistefos used its own assets to purchase the Shares owned by it, and no part of the purchase price or market value of any of the Shares held by any of the Participants is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Shares. As the sole beneficial owner of Kistefos, Christen Sveaas is the beneficial owner of 3,535,959 Shares of Common Stock. These Shares represent approximately 21.3% of the outstanding Common Stock. Christen Sveaas has shared voting and dispositive power with Kistefos with respect to the Shares it owns due to his ownership of Kistefos. Mr. Korsvold does not own, directly or indirectly, any securities of the Company, and has not purchased or sold any securities of the Company during the last two years.

  Kistefos:

Date	No. of Shares Sold	No. of Shares Purchased	Price/Share
10/09/08		250,000	$10.8375
09/10/08		200,000	$18.4349
09/04/08		200,000	$19.2002
09/25/07	8,150		$30.2760
09/21/07	2,675		$30.6970
09/20/07	3,750		$30.6559
09/07/07	2,525		$32.9976
09/06/07	5,202		$33.50
09/05/07	7,540		$33.2742
08/22/07	625		$29.50
08/21/07	6,250		$29.5859
08/20/07	2,125		$29.4993
08/17/07	2,625		$29.5282
08/16/07	12,500		$29.7066
08/15/07	12,500		$30.8144
08/14/07	8,750		$31.5780
08/13/07	75		$31.88
08/10/07	17,500		$30.8166
08/09/07	21,250		$30.4782
02/02/07		7,726	$31.0452
02/01/07		141,380	$31.131

 SPECIAL INSTRUCTIONS

        Please review this proxy statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

  1.
  If your Shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to the Independent Proxies, Carl T. Hagberg and Raymond J. Riley, or either of them (each, an "Independent Proxy" and collectively the "Independent Proxies"), who will act as your proxy at the 2009 Annual Meeting, in the postage-paid envelope provided or instruct the Independent Proxies (in care of Okapi Partners LLC) by telephone at (877) 869-0171 or by email to kistefosinfo@okapipartners.com today as to how you would like your Shares voted (instructions are on your BLUE proxy card).

  2.
  If your Shares are held in the name of a brokerage firm, bank or other nominee on the Record Date, only that nominee can vote those Shares and only upon receipt of your specific instructions. Accordingly, please follow the directions provided by your broker, bank or other nominee to submit your voting instructions at your first opportunity. Please do so for each account you maintain and contact the person responsible for your account and instruct that person to sign and return on your behalf the BLUE proxy card as soon as possible.

  3.
  After signing and returning the enclosed BLUE proxy card or voting instruction form, we urge you NOT to return Trico's white proxy card or voting instruction form because only your latest dated proxy card or voting instruction form will be counted.

  4.
  If you have previously signed and returned a white proxy card or voting instruction form to Trico, you have every right to change your vote. Only your latest dated proxy card or voting instruction form will count. You may revoke any proxy card or voting instruction form already sent to Trico by signing, dating and returning the enclosed BLUE proxy card or voting instruction form in the postage-paid envelope provided. Proxies may also be revoked at any time prior to exercise by: (i) attending the 2009 Annual Meeting and voting in person using a legal proxy (although attendance at the 2009 Annual Meeting will not in and of itself constitute revocation of a proxy), (ii) instructing the Independent Proxies (in care of Okapi Partners LLC) by telephone or via email as to how you would like your Shares voted (instructions are on your BLUE proxy card or voting instruction form) or (iii) delivering a written notice of revocation. The written notice of revocation may be delivered either to the Independent Proxies, c/o Okapi Partners LLC, 780 Third Avenue, 30th Floor, New York, New York 10017, or the Corporate Secretary of Trico at 10001 Woodloch Forest Drive Suite 610 The Woodlands, TX 77380 or any other address provided by the Company.

IMPORTANT NOTICE

        If you wish to cast a vote for the election of Åge Korsvold or Christen Sveaas (the "Kistefos Nominees") you must NOT return the white proxy card provided by the Company. If you submit a white proxy card, your Shares will not be voted on the election of the Kistefos Nominees, which will have the same effect as a vote "against" their election. If you do not submit any proxy or voting instruction form, your Shares will not be deemed present for quorum purposes and will not be voted.

        We are seeking authority for the Independent Proxies to vote for Proposals 1, 9, 10 and 11 which relate to the election of the Kistefos Nominees and the candidates nominated by the Company for election (the "Company Nominees"), if Proposals 3, 4 and 5 are adopted by the stockholders, If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to the election of the Kistefos Nominees or the Company Nominees, and your Shares will not be voted for the election of such Nominees, which will have the same effect as a vote "against" their election.

        If you have any questions concerning this proxy statement or would like to request additional copies of this proxy statement, please contact our proxy solicitor:

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
Stockholders Call Toll-Free: (877) 869-0171
Banks and Brokers Call Collect: (212) 297-0720

PRELIMINARY COPY, SUBJECT TO COMPLETION

If you have any questions or need assistance in voting your Shares, please call Okapi Partners LLC, which is assisting Kistefos with the solicitation of proxies, toll-free at (877) 869-0171, or the Independent Proxies, at (732) 928-6133.

PROXY SOLICITED BY KISTEFOS

2009 Annual Meeting of Stockholders of Trico Marine Services, Inc.
On June 10, 2009

The undersigned hereby appoints Carl T. Hagberg and Raymond J. Riley, or each of them (each, an “Independent Proxy” and collectively, the “Independent Proxies”), as proxy for the undersigned, with full power of substitution, to form a proxy committee and authorizes each of them to represent and vote through such proxy committee, as designated, all of the shares (the “Shares”) of common stock, $0.01 par value per share of Trico Marine Services, Inc. (the “Company” or “Trico”) that the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of stockholders of Trico, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the “2009 Annual Meeting”).

IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE PROPOSALS SET FORTH ON THE PROXY CARD, THE INDEPENDENT PROXIES WILL VOTE YOUR SHARES FOR SUCH PROPOSAL(S).  THE INDEPENDENT PROXIES WILL NOT VOTE YOUR SHARES FOR JOSEPH S. COMPOFELICE, AS TO WHOM KISTEFOS IS SEEKING AUTHORITY FOR THE INDEPENDENT PROXIES TO WITHHOLD VOTING.

, 2009
Stockholder Sign Here	Date

Stockholder (if held jointly)	Title or Authority

Please sign exactly as name appears hereon.  If Shares are registered in more than one name, the signature of all such persons should be provided.  A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title.  Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such.  If a partnership, please sign in the partnership name by an authorized person.  The proxy card votes all Shares in all capacities.

PRELIMINARY COPY, SUBJECT TO COMPLETION

PROXY SOLICITED BY KISTEFOS

2009 Annual Meeting of Stockholders of Trico Marine Services, Inc.

YOUR VOTE IS IMPORTANT
Please take a moment now to vote your Shares of Trico Marine Services, Inc.
Common Stock for the upcoming 2009 Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT
AND VOTE.

If you wish to cast a vote for the election of Åge Korsvold or Christen Sveaas (the “Kistefos Nominees”) you must NOT return the white proxy card provided by the Company.  If you submit a white proxy card, your Shares will not be voted on the election of the Kistefos Nominees, which will have the same effect as a vote “against” their election.  If you do not submit any proxy or voting instruction form, your Shares will not be deemed present for quorum purposes and will not be voted.

We are seeking authority for the Independent Proxies to vote for Proposals 1, 9, 10 and 11 which relate to the election of the Kistefos Nominees and the candidates nominated by the Company for election (the “Company Nominees”), if Proposals 3, 4 and 5 are adopted by the stockholders.  If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote the BLUE proxy cards with respect to the election of the Kistefos Nominees or the Company Nominees, and your Shares will not be voted for the election of such Nominees, which will have the same effect as a vote “against” their election.

PLEASE DETACH ALONG THE PERFORATION,
SIGN, DATE AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

COMMON STOCK	ANNUAL MEETING PROXY CARD

KISTEFOS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR PROPOSALS 3, 4, 5, 6, 7, 8, 10, 11 and 12 BELOW. KISTEFOS IS SEEKING AUTHORITY FOR THE INDEPENDENT PROXIES TO VOTE THE BLUE PROXY CARD FOR PROPOSALS 1, 2 AND 9, IF, IN THE CASE OF PROPOSALS 1 AND 9, PROPOSALS 3, 4 AND 5 ARE ADOPTED.

		FOR	ABSTAIN	AGAINST
1.

To elect the candidate nominated by Trico for re-election as a Class II director, other than Mr. Joseph Compofelice as to whom Kistefos is seeking authority for the Independent Proxies to withhold voting your Shares.

		☐	☐	☐

Note: If you vote “For” Proposal 1, and if Proposals 3, 4 and 5 are adopted, the Independent Proxies will vote for the candidate nominated by Trico for re-election as a Class II director and will withhold voting your Shares for Mr. Compofelice. If you vote “Against” Proposal 1, the Independent Proxies will vote against the candidate nominated by Trico for re-election as a Class II director and will withhold voting you Shares for Mr. Compofelice. If you “Abstain” in respect of Proposal 1, the Independent Proxies will abstain from voting your Shares.  If Proposals 3, 4 and 5 are not adopted, the Independent Proxies will not have authority to vote with respect to Proposal 1, and your shares will not be voted on the elections of the candidates nominated by Trico for re-election as Class II directors, which will have the same effect as a vote “Against” their election.

There can be no assurance that any candidate nominated by Trico for re-election as a Class II director, if elected, will serve with the Kistefos Nominees.

		FOR	ABSTAIN	AGAINST
2.	To ratify the selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm for 2009.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
3.	To adopt a resolution to increase the number of directors on the Board to nine.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
4.	To amend Section 2 of Article III of the Company’s Bylaws to increase the quorum requirements for the Board to seven	☐	☐	☐

directors, of which quorum at least six will be U.S. citizens.

		FOR	ABSTAIN	AGAINST
5.	To adopt a resolution to remove Per Staehr from the Board without cause.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
6.	To amend the Company’s Bylaws to provide that two or more stockholders holding at least 15% of the outstanding Shares of the Company may call a special meeting of stockholders.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
7.	To adopt a resolution repealing amendments to the Company’s Bylaws made by the Company after December 15, 2008.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
8.	To adopt a resolution recommending that the Board take the necessary steps to provide that all directors have a one-year term of office.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
9.	If Proposal 5 is adopted, to elect the candidate nominated by Trico to fill the vacancy created on the Board caused by the removal of Per Staehr.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
10.	Upon the approval of Proposals 3, 4 and 5 above, to elect Åge Korsvold to the Board.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
11.	Upon the approval of Proposals 3, 4 and 5 above, to elect Christen Sveaas to the Board.	☐	☐	☐

		FOR	ABSTAIN	AGAINST
12.

To amend the Bylaws to provide that a person shall be ineligible to serve as a director if such person fails to receive the number of votes required to elect directors at any meeting of stockholders at which such person is to be elected.

		☐	☐	☐

The Independent Proxies (or their substitutes) may vote in their discretion, to transact such other business as may properly come before the 2009 Annual Meeting, including, in the event any nominee(s) designated above become unable to serve, to vote for the election of such bona fide substitute nominee(s) for director as may be nominated by the Company or by Kistefos (in the event Trico or a court of competent jurisdiction allowed Kistefos to nominate such substitute nominee(s)). In addition, in the event that Kistefos nominates any substitute nominee(s), we will file an amended proxy statement that, as applicable, (i) identifies the substitute nominee(s), (ii) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (iii) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.

IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE PROPOSALS SET FORTH ON THE PROXY CARD, THE INDEPENDENT PROXIES WILL VOTE YOUR SHARES FOR SUCH PROPOSAL(S).  THE INDEPENDENT PROXIES WILL NOT VOTE YOUR SHARES FOR JOSEPH S. COMPOFELICE, AS TO WHOM KISTEFOS IS SEEKING AUTHORITY FOR THE INDEPENDENT PROXIES TO WITHHOLD VOTING.

QuickLinks

LETTER TO STOCKHOLDERS PRELIMINARY PROXY STATEMENT, SUBJECT TO COMPLETION
PROXY STATEMENT OF KISTEFOS AS
YOUR VOTE IS IMPORTANT—HOW TO VOTE YOUR SHARES
REASONS FOR OUR SOLICITATION
BACKGROUND TO THE SOLICITATION
VOTING PROCEDURES
PROPOSAL 1: ELECTION OF COMPANY NOMINEES
PROPOSAL 2: RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PROPOSAL 3: ADOPTION OF A RESOLUTION TO INCREASE THE SIZE OF THE BOARD TO NINE
PROPOSAL 4: AMENDMENT TO THE BYLAWS TO INCREASE THE QUORUM OF THE BOARD
PROPOSAL 5: ADOPTION OF A RESOLUTION TO REMOVE PER STAEHR, AN EXISTING DIRECTOR OF TRICO
PROPOSAL 6: AMENDMENT TO THE BYLAWS TO FACILITATE THE CALLING OF SPECIAL MEETINGS BY STOCKHOLDERS
PROPOSAL 7: THE BYLAW RESTORATION PROPOSAL
PROPOSAL 8: DECLASSIFICATION OF THE BOARD OF DIRECTORS
PROPOSAL 9: ELECTION OF A DIRECTOR IF PROPOSAL 5 PASSES
PROPOSALS 10 AND 11: ELECTION OF THE KISTEFOS NOMINEES TO THE BOARD
PROPOSAL 12: AMENDMENT TO THE BYLAWS TO MAKE ANY DIRECTOR WHO FAILS TO RECEIVE THE NUMBER OF VOTES REQUIRED TO BE ELECTED TO THE BOARD AT A STOCKHOLDERS MEETING INELIGIBLE TO SERVE
OTHER MATTERS TO BE CONSIDERED AT THE 2009 ANNUAL MEETING
INFORMATION ABOUT KISTEFOS AND THE KISTEFOS NOMINEES
COST AND METHOD OF SOLICITATION
THE INDEPENDENT PROXIES
CERTAIN INFORMATION ABOUT THE COMPANY
ADDITIONAL INFORMATION
Annex A COMPLIANCE WITH THE JONES ACT
Annex B ADDITIONAL INFORMATION ABOUT KISTEFOS AND THE KISTEFOS NOMINEES
SPECIAL INSTRUCTIONS